    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 9, 1997

                                                      REGISTRATION NO. 333-33273
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         NATIONAL RESEARCH CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                   WISCONSIN
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)

                                      8732
                          (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)

                                   47-0634000
                      (I.R.S. EMPLOYER IDENTIFICATION NO.)

                                1033 "O" STREET
                            LINCOLN, NEBRASKA 68508
                                 (402) 475-2525
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                MICHAEL D. HAYS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         NATIONAL RESEARCH CORPORATION
                                1033 "O" STREET
                            LINCOLN, NEBRASKA 68508
                                 (402) 475-2525
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:

                            BENJAMIN F. GARMER, III
                                FOLEY & LARDNER
                           777 EAST WISCONSIN AVENUE
                           MILWAUKEE, WISCONSIN 53202
                                 (414) 271-2400
                             WILLIAM N. WEAVER, JR.
                            SACHNOFF & WEAVER, LTD.
                             30 SOUTH WACKER DRIVE
                            CHICAGO, ILLINOIS 60606
                                 (312) 207-1000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

PROSPECTUS

                                2,100,000 SHARES

                       NATIONAL RESEARCH CORPORATION LOGO
                                  COMMON STOCK

     Of the 2,100,000 shares of Common Stock offered hereby, 1,250,000 are being sold by National Research Corporation ("NRC" or the "Company") and 850,000 are being sold by the Selling Shareholder. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholder.

     Prior to this offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price for the Common Stock will be between $11.00 and $13.00 per share. See "Underwriting" for information relating to the determination of the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol NRCI.

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

                           -------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

=====================================================================================================================
                                                                                                    PROCEEDS TO
                             PRICE TO              UNDERWRITING             PROCEEDS TO               SELLING
                              PUBLIC                DISCOUNT(1)             COMPANY(2)              SHAREHOLDER
---------------------------------------------------------------------------------------------------------------------
Per Share............            $                       $                       $                       $
Total(3).............            $                       $                       $                       $
---------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the offering payable by the Company estimated at $500,000.

(3) The Selling Shareholder has granted the Underwriters a 30-day option to purchase up to an additional 315,000 shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to
    Selling Shareholder will be $       , $       and $       , respectively.

     The Common Stock is offered by the several Underwriters when, as and if delivered to and accepted by them and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates for the
Common Stock will be made on or about October   , 1997.

WILLIAM BLAIR & COMPANY                                    ROBERT W. BAIRD & CO.
                                                          INCORPORATED

                THE DATE OF THIS PROSPECTUS IS OCTOBER   , 1997

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-1 (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules filed as part of the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereto may be obtained from such office upon payment of prescribed fees. The Registration Statement, including the exhibits and schedules thereto, is also available on the Commission's Web site at http://www.sec.gov.
                            ------------------------

     The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by its independent auditors and quarterly reports containing interim unaudited financial information for the first three quarters of each year.
                            ------------------------

     The NRC logo, the NRC Healthcare Market Guide and map design, the NRC Listening System and The Report Card are trademarks or registered trademarks of the Company.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR MAINTAIN THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements and related notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information contained in this Prospectus: (i) assumes that the Underwriters' over-allotment option is not exercised and (ii) gives retroactive effect to an approximately 239.5-for-1 stock dividend paid on September 15, 1997. This Prospectus contains certain forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements can generally be identified as such because the context of the statement includes words such as the Company "believes," "anticipates," "expects," "estimates," "intends" or other words of similar import. Similarly, statements that describe the Company's future plans, objectives and goals are also forward-looking statements. The Company's actual results, performance or achievements could differ materially from those expressed or implied in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

     The Company believes it is a leading provider of ongoing survey-based performance measurement, analysis and tracking services to the healthcare industry. The Company believes it has achieved this leadership position based on its over 16 years of industry experience and its relationships with many of the industry's largest payers and providers. The Company addresses the growing need of healthcare providers and payers to measure the care outcomes, specifically satisfaction and health status, of their patients and/or members. NRC has been at the forefront of the industry in developing tools that enable healthcare organizations to obtain service quality information necessary to comply with industry and regulatory standards and to improve their business practices so that they can maximize new member and/or patient attraction, member retention and profitability.

     Since its founding 16 years ago, NRC has focused on the information needs of the healthcare industry. While performance data has always been of interest to healthcare providers and payers, such information has become increasingly important to these entities as a result of regulatory, industry and competitive requirements. In recent years, the healthcare industry has been under significant pressure from consumers, employers and the government to reduce costs. Through the implementation of managed care, which currently covers approximately 61% of all Americans, the rate of growth in healthcare costs has been substantially reduced. However, the same parties that demanded cost reductions are now concerned that healthcare service quality is being compromised under managed care. This concern has created a demand for consistent, objective performance information by which healthcare providers and payers can be measured and compared and on which physicians' compensation can, in part, be based.

     NRC offers three primary types of information services. The NRC Listening System (the "Listening System"), which represented 75.9% of the Company's total revenues in 1996, is a renewable performance tracking tool for gathering and analyzing data from survey respondents, which can include patients, health plan members, physicians and/or employers. The surveys are customized according to the client's needs and the level at which the client would like performance to be measured (from enterprise-wide to physician/caregiver specific), and, in some cases, are personalized to the services provided to each respondent. Survey results are used by the Company's clients to (i) identify improvements that can be made to business practices, (ii) establish physician and other employee compensation, (iii) identify strengths that can be highlighted in marketing and
(iv) comply with industry and regulatory requirements. The syndicated NRC Healthcare Market Guide (the "Market Guide"), which represented 10.1% of the Company's total revenues in 1996, is a stand-alone market information and competitive intelligence source as well as a comparative performance database. The Market Guide allows the Company's clients to assess their performance relative to the industry, access best practice examples and utilize competitive information for marketing purposes. Finally, NRC performs custom research for its clients, assisting them in the identification of areas for improvement and the measurement of market issues and opportunities. Custom research represented 14.0% of the Company's total revenues in 1996. The Company expects that revenues from the Listening System and the Market Guide will grow faster than revenues from custom research.

     During 1996, NRC provided services to more than 200 healthcare organizations, including health maintenance organizations ("HMOs"), integrated healthcare systems, medical groups and industry regulatory bodies. The Company gathered and analyzed over 1,000,000 completed surveys for these clients in 1996. The Company's current clients include Kaiser Permanente-Northern California Region ("Kaiser"), the United States Department of Defense (the Company is a named subcontractor to the primary contract with this new 1997 client), HealthSouth Corporation, BJC Health System and Mayo Clinic. NRC has benefited from a high rate of renewable revenues. Specifically, over 80% of the Company's total billings in each of the last two years was generated from clients billed in the prior year.

     NRC increased its revenues from $6.8 million in 1994 to $12.6 million in 1996, a compound annual growth rate of 36.6%. Over this same period, the Company increased its operating income from $1.7 million to $3.7 million, a compound annual growth rate of 49.0%. The Company believes that it can continue to grow rapidly through: (i) expanding the depth and breadth of its current clients' performance tracking programs, since healthcare organizations are increasingly interested in gathering performance information at deeper levels of their organizations and from more of their constituencies, (ii) increasing the cross-selling of its complementary services, (iii) adding new clients through penetrating the sizeable portion of the healthcare industry that is not yet conducting performance assessments beyond the enterprise-wide level or is not yet outsourcing this function and (iv) pursuing acquisitions of, or investments in, firms providing products, services or technologies that complement those of the Company.

                                  THE OFFERING

Shares Offered by the Company........................    1,250,000
Shares Offered by the Selling Shareholder............    850,000
Shares Outstanding Immediately After the Offering....    7,305,000(1)
Use of Proceeds......................................    For general corporate purposes,
                                                         including working capital and possible
                                                         acquisitions of, or investments in,
                                                         complementary businesses, products,
                                                         services or technologies.
Nasdaq National Market Symbol........................    NRCI

-------------------------
(1) Excludes (i) 225,000 shares of Common Stock issuable upon exercise of employee stock options to be granted under the National Research Corporation 1997 Equity Incentive Plan (the "Equity Incentive Plan") simultaneously with this offering at an exercise price per share equal to the initial public offering price, (ii) 505,000 additional shares of Common Stock reserved for future issuance under the Equity Incentive Plan and (iii) 30,000 shares of Common Stock reserved for future issuance under the National Research Corporation Director Stock Plan (the "Director Plan"). See "Management -- Employee Benefit Plans -- Equity Incentive Plan" and "-- Director Compensation."

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     SIX MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                 JUNE 30,
                                       -------------------------------------------   -----------------
                                        1992     1993     1994     1995     1996      1996      1997
                                       ------   ------   ------   ------   -------   -------   -------
STATEMENT OF INCOME DATA:
Revenues:
    Renewable performance tracking
       services......................  $  454   $  507   $4,420   $6,839   $ 9,569    $4,313    $5,954
    Renewable syndicated service.....     415      435      652      493     1,276       101       444
    Custom and other research........   1,737    1,869    1,683    1,585     1,755       899       552
                                       ------   ------   ------   ------   -------    ------    ------
       Total revenues................   2,606    2,811    6,755    8,917    12,600     5,313     6,950
Operating income.....................     157      511    1,658    2,939     3,682     1,595     2,023
Pro forma net income(1)..............     166      514    1,007    1,828     2,300     1,002     1,272
Pro forma net income per share(1)....                                      $  0.37    $ 0.16    $ 0.20
Weighted average shares
  outstanding(2).....................                                        6,217     6,217     6,217

                                                                   JUNE 30, 1997
                                                              -----------------------
                                                                         PRO FORMA
                                                              ACTUAL   AS ADJUSTED(3)
                                                              ------   --------------
BALANCE SHEET DATA:
Working capital.............................................  $2,830      $11,987
Total assets................................................   7,883       17,189
Total debt..................................................      --           --
Total shareholders' equity..................................   2,948       12,254

-------------------------
(1) From 1984 through July 31, 1994, the Company was a C Corporation. Since August 1, 1994, the Company has been an S Corporation and, accordingly, was not subject to Federal and state income taxes for the five months ended December 31, 1994, for the years ended December 31, 1995 and 1996 or for the six months ended June 30, 1996 and 1997. Pro forma net income reflects a pro forma tax provision at a combined Federal and state rate of 40% for the periods the Company was an S Corporation as if it had been a C Corporation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "S Corporation Termination" and Note 3 to the Company's Financial Statements.

(2) Includes 162,265 shares of Common Stock which, had they been issued (at an assumed initial public offering price of $12.00 per share less the underwriting discount), would have generated cash sufficient to fund the portion of the estimated S Corporation distributions and special cash bonuses that are in excess of the Company's 1996 net income. See Note 1 to the Company's Financial Statements.


(3) Pro forma as adjusted to (i) give effect to special cash bonuses aggregating $1,740,000 to be paid to the named executive officers (as hereinafter defined) of the Company other than the Selling Shareholder and to be recognized by the Company as a compensation charge in the fourth quarter of 1997, (ii) reflect S Corporation distributions subsequent to June 30, 1997 estimated to be $2,654,000, (iii) reflect deferred tax benefits that will arise upon adoption of Financial Accounting Standards No. 109, and (iv) give effect to the sale of 1,250,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $12.00 per share and the application of the estimated net proceeds therefrom. The special cash bonuses will reduce the amount otherwise available for distribution to the Company's shareholders prior to the termination of its S Corporation status upon completion of this offering. Substantially all of the after-tax proceeds of these bonuses will be used by the recipients to purchase shares of the Company's Common Stock in this offering. The deferred tax benefits are estimated to be approximately $250,000 and will be reflected as a deferred tax asset and as a reduction to income tax expense in the statement of income upon termination of the Company's S Corporation status, which will occur upon the completion of this offering. See "Use of Proceeds," "S Corporation Termination," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 1 and 3 to the Company's Financial Statements.


                                      ***

     The Company was founded in 1981 as a Nebraska corporation and reincorporated in Wisconsin in September 1997. The principal office of the Company is located at 1033 "O" Street, Lincoln, Nebraska 68508, and its telephone number is (402) 475-2525.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby. This Prospectus contains certain forward-looking statements which involve substantial risks and uncertainties. These forward-looking statements can generally be identified as such because the context of the statement includes words such as the Company "believes," "anticipates," "expects," "estimates," "intends" or other words of similar import. Similarly, statements that describe the Company's future plans, objectives and goals are also forward-looking statements. The Company's actual results, performance or achievements could differ materially from those expressed or implied in these forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus.

RELIANCE ON KEY CLIENTS

     The Company has relied on a limited number of key clients for the majority of its revenues. In 1996 and the six months ended June 30, 1997, the Company's largest client, Kaiser, accounted for 40.4% and 34.7%, respectively, of the Company's total revenues. The Company expects that this client will account for approximately 30% of total revenues for all of 1997. The Company also expects that another client, United Healthcare Corporation, which is a primary contractor (while the Company is a named subcontractor) with the United States Department of Defense (hereinafter referred to collectively as the "Department of Defense"), will account for approximately 15% of the Company's total revenues in 1997. The Company's ten largest clients in 1995, 1996 and the six months ended June 30, 1997 generated 71.1%, 63.9% and 67.9%, respectively, of the Company's revenues in each of those periods. No assurances can be given that the Company will maintain its existing client base, maintain or increase the level of revenue or profits generated by its existing clients or be able to attract new clients. Furthermore, the healthcare industry is undergoing significant consolidation and no assurances can be given that such consolidation will not cause the Company to lose clients. The loss of one or more of the Company's large clients or a significant reduction in business from such clients, regardless of the reason, would have a material adverse effect on the Company. See "Business -- Clients" and "Risk Factors -- Healthcare Industry Concentration."

DEPENDENCE ON PERFORMANCE TRACKING CONTRACT RENEWALS

     In 1996, 75.9% of the Company's total revenues was generated from written and oral contracts for the NRC Listening System, a renewable performance tracking service. The Company expects that a substantial portion of its revenues for the foreseeable future will continue to be derived from such contracts. Substantially all such written contracts are renewable annually at the option of the Company's clients, although a client generally has no minimum purchase commitments thereunder and the contracts are generally cancelable on short or no notice without penalty. The Company also has been operating under an oral contract with its largest client, Kaiser, since April 1, 1996. To the extent that clients fail to renew or defer their renewals from the quarter anticipated by the Company, the Company's quarterly results may be materially adversely affected. The Company's ability to secure renewals is dependent upon, among other things, its ability to gather and analyze performance data in a consistent, high-quality and timely fashion. In addition, the performance tracking and market research activities of the Company's clients are affected by accreditation requirements, enrollment in managed care plans, the level of use of satisfaction measures in healthcare organizations' overall management and compensation programs, the size of operating budgets, clients' operating performance, industry and economic conditions and changes in management or ownership. As these factors are beyond the Company's control, there can be no assurance that the Company will be able to maintain its renewal rates. Any material decline in renewal rates from existing levels would have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FLUCTUATIONS IN OPERATING RESULTS

     The Company's operating results have fluctuated from period to period in the past and will likely fluctuate significantly in the future due to various factors. There has historically been, and the Company expects that there will continue to be, fluctuation in the financial results related to the Market Guide, a service which accounted for 10.1% of the Company's total revenues in 1996. The Company recognizes revenue when the Market Guides are delivered to the customers pursuant to their contracts, typically in the third quarter of the year. Substantially all of the related costs are deferred and subsequently charged to direct expenses contemporaneously with the recognition of the revenue. A delay in completing and delivering the Market Guide in a given year, the timing of which is dependent upon the ability of the Company to access a third-party's respondent panel on a timely basis, could delay recognition of such revenues and expenses, which could materially affect operating results for the interim periods. The Company generally has some incidental sales of the Market Guide subsequent to the completion of each edition. Revenues and marginal expenses related to such incidental sales are recognized upon delivery. The profit margin earned on such revenues is generally higher than that earned on revenues realized from customers under contract at the time of delivery. In addition, the Company's operating results may fluctuate as a result of a variety of other factors, including the size and timing of orders from clients, client demand for the Company's services (which, in turn, is affected by factors such as accreditation requirements, enrollment in managed care plans, operating budgets and clients' operating performance), the hiring and training of additional staff, postal rate changes and industry and general economic conditions. Because a significant portion of the Company's overhead, particularly rent and full-time personnel expenses, is fixed in the short-term, the Company's results of operations may be materially adversely affected in any particular quarter if revenues fall below the Company's expectations. These factors, among others, make it possible that in some future quarter the Company's operating results may be below the expectations of securities analysts and investors, which would have a material adverse effect on the market price of the Company's Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

     The healthcare information and market research industry is highly competitive. The Company has traditionally competed both with healthcare organizations' internal marketing, market research and/or quality improvement departments which create their own performance measurement tools and with relatively small specialty research firms which provide survey-based healthcare market research and/or performance assessment. The Company anticipates that in the future it may increasingly compete with (i) traditional market research firms which are significant providers of survey-based, general market research and (ii) firms which provide services or products that complement healthcare performance assessments, such as healthcare software or information systems. Although only a few of these competitors have to date offered survey-based, healthcare performance measurement and/or market research that competes directly with the Company's services, many of these competitors have substantially greater financial, information gathering and marketing resources than the Company and could decide to increase their resource commitments to the Company's market. There are relatively few barriers to entry into the Company's market, and the Company expects increased competition in its market, which could adversely affect the Company's operating results through pricing pressure, increased client service and marketing expenditures and market share losses, among other factors. There can be no assurance that the Company will continue to compete successfully against existing or new competitors. See "Business -- Competition."

HEALTHCARE INDUSTRY CONCENTRATION

     Substantially all of the Company's revenues are derived from clients in the healthcare industry. As a result, the Company's business, financial condition and results of operations are influenced by conditions affecting this industry, including changing political, economic, competitive and regulatory influences that may affect the procurement practices and operation of healthcare providers and payers. Many Federal and state legislators have announced that they intend to propose programs to reform the United States healthcare system. These programs could result in lower reimbursement rates and otherwise change the environment in which providers and payers operate. In addition, large private purchasers of healthcare services are placing increasing cost pressure on providers. Healthcare providers may react to these cost pressures and other uncertainties by curtailing or deferring purchases, including purchases of the Company's services. Moreover, there has been significant consolidation of companies in the healthcare industry, a trend which the Company believes will continue. Consolidation in this industry, including the potential acquisition of certain of the

Company's clients, could adversely affect aggregate client budgets for the Company's services or could result in the termination of a client's relationship with the Company. The impact of these developments on the healthcare industry is difficult to predict and could have a material adverse effect on the Company.

MANAGEMENT OF GROWTH; POSSIBLE ACQUISITIONS

     Since inception, the Company's growth has placed significant demands on the Company's management, administrative, operational and financial resources. In order to manage its growth, the Company will need to continue to implement and improve its operational, financial and management information systems and continue to expand, motivate and effectively manage an evolving workforce. If the Company's management is unable to effectively manage under such circumstances, the quality of the Company's services, its ability to retain key personnel and its results of operations could be materially adversely affected. Furthermore, there can be no assurance that the Company's business will continue to expand. The Company's growth could be adversely affected by reductions in clients' spending on performance tracking and market research, increased competition, pricing pressures and other general economic and industry trends.

     The Company may achieve a portion of its future revenue growth, if any, through acquisitions of complementary businesses, products, services or technologies, although the Company currently has no commitments or agreements with respect to any such acquisition. The Company's management has no experience dealing with the issues of product and service, systems, personnel and business strategy integration posed by acquisitions, and no assurance can be given that the integration of any possible future acquisitions will be managed without a material adverse effect on the Company. In addition, there can be no assurance that any possible future acquisition will not dilute the Company's earnings per share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Growth Strategy."

CONTROL BY PRINCIPAL SHAREHOLDER

     Prior to this offering, the Company's President and Chief Executive Officer, Michael D. Hays, beneficially owned 99.3% of the outstanding Common Stock and upon the closing of this offering he will beneficially own approximately 70.7% (66.4% if the Underwriters' over-allotment option is exercised in full) of the outstanding Common Stock. As a result, he will be able to control matters requiring shareholder approval, including the election of directors and the approval of significant corporate matters such as change of control transactions. The effects of such influence could be to delay or prevent a change of control of the Company unless the terms are approved by such shareholder. See "Management" and "Principal and Selling Shareholders."

DEPENDENCE ON KEY PERSONNEL

     The Company's future performance will depend to a significant extent upon the efforts and ability of its key personnel who have expertise in gathering, interpreting and marketing survey-based performance information for healthcare markets. Although client relationships are managed at many levels in the Company, the loss of the services of Michael D. Hays, President and Chief Executive Officer, or one or more of the Company's other senior managers could have a material adverse effect on the Company. As of the date of this Prospectus, the Company maintains $500,000 of key man life insurance on Mr. Hays. The Company's success will also depend on its ability to hire, train and retain skilled personnel in all areas of its business. Competition for qualified personnel in the Company's industry is intense, and many of the companies with which the Company competes for qualified personnel have substantially greater financial and other resources than the Company. Furthermore, competition for qualified personnel can be expected to become more intense as competition in the Company's industry increases. There can be no assurance that the Company will be able to recruit, retain and motivate a sufficient number of qualified personnel to compete successfully.

EXPANSION OF DIRECT SALES FORCE

     As of June 30, 1997, the Company had four sales associates, however, one of these sales associates was added at the end of the second quarter of 1997. The Company recently hired another new sales associate and is in the process of searching for additional sales associates. The Company's plans for future growth depend in part on its unproven ability to hire, train, deploy, manage and retain an increasingly large direct sales force. There can be no assurance that the Company will be able to develop or manage such a sales force. See "Business -- Sales and Marketing."

DATA COLLECTION RISKS

     The Company's ability to provide timely and accurate performance tracking and market research to its clients depends on its ability to collect large quantities of high quality data through surveys and interviews. If receptivity to the Company's survey and interview methods by respondents declines, or for some other reason their willingness to complete and return surveys declines, or if the Company for any reason cannot rely on the integrity of the data it receives, the Company could be adversely affected. In addition, in the operation of its business the Company has access to or gathers certain confidential information such as medical histories on its respondents. As a result, the Company could be subject to future regulation or potential liability for any inappropriate disclosure or use of such information. The Company also relies on a third-party panel of pre-recruited consumer households to produce in a timely manner annual editions of its Market Guide. If the Company was not able to continue to use this panel, or the time period in which the Company uses this panel was altered, and the Company could not find an alternative panel on a timely, cost competitive basis it could have a material adverse effect on the Company. See "Business -- Services."

LIMITED PROTECTION OF THE COMPANY'S SYSTEMS AND PROCEDURES

     The Company's success is in part dependent upon its data collection process, research methods, data analysis techniques and internal systems and procedures that it has developed specifically to serve clients in the healthcare industry. The Company has no patents; consequently, it relies on a combination of copyright, trademark and trade secret laws and employee nondisclosure agreements to protect its systems and procedures. There can be no assurance that the steps taken by the Company to protect its rights will be adequate to prevent misappropriation of such rights or that third parties will not independently develop functionally equivalent or superior systems or procedures. The Company believes that its systems and procedures and other proprietary rights do not infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future or that any such claims will not result in protracted and costly litigation, regardless of the merits of such claims. See "Business -- Intellectual Property and Other Proprietary Rights."

RISKS RELATING TO PERFORMANCE TRACKING AND OTHER SURVEYS

     Many healthcare providers, payers and other entities or individuals use the Company's renewable performance tracking and other healthcare surveys in promoting and/or operating their businesses and as a factor in determining physician or employee compensation. Consequently, any errors in the data received or in the final surveys, as well as the actual results of such surveys, can have a significant impact on such providers', payers' or other entities' businesses and on any such individual's compensation. In addition, parties who have not performed well in the Company's surveys may be dissatisfied with the results of the surveys or the manner in which the results may be used by competitors or others. Although any such errors or dissatisfaction with the results of the surveys or the manner in which the surveys have been used has not resulted in litigation against the Company, there can be no assurance that the Company will not face future litigation as a result of a healthcare provider's, payer's or other entity's or individual's allegation of errors in NRC's surveys or dissatisfaction with the results thereof.

UNSPECIFIED USE OF PROCEEDS

     The principal purposes of the offering of shares by the Company are to obtain additional capital, facilitate the Company's access to public equity markets and enhance the Company's ability to use its Common Stock as consideration for possible acquisitions and as a means of attracting and retaining key employees. The Company will not receive any proceeds from the sale of shares by the Selling Shareholder. A significant portion of the net proceeds that the Company will receive from this offering has not been designated for any specific purpose. As a consequence, the Company's management will have broad discretion with respect to the use of such proceeds. See "Use of Proceeds."

EFFECT OF ANTI-TAKEOVER PROVISIONS

     The Company's Articles of Incorporation and By-Laws contain provisions that, among other things, establish staggered terms for members of the Company's Board of Directors, place certain restrictions on the removal of directors, authorize the Board of Directors to issue preferred stock in one or more series without shareholder approval and require advance notice for director nominations and certain other matters to be considered at meetings of shareholders. In addition, the Wisconsin Business Corporation Law (the "WBCL") and the Company's Articles of Incorporation, among other things, prohibit certain business combinations with "interested stockholders" and may limit the voting power of shares of the Company held by any person in excess of 20% of the voting power in the election of directors. These provisions could have the effect of delaying, deferring or preventing a change of control or the removal of existing management of the Company, which could adversely affect the market price of the Company's Common Stock. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALES

     Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price for the Company's Common Stock. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act and lock-up agreements entered into by the Company and its executive officers and directors, including all current shareholders. Under those restrictions, subject to certain specified exceptions, the Company and the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus without the prior written consent of William Blair & Company, L.L.C. However, William Blair & Company, L.L.C. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to such lock-up agreements. As a result of these restrictions, only the 2,100,000 shares of Common Stock offered hereby will be freely tradeable on the date of this Prospectus, unless purchased by affiliates of the Company; an additional 5,205,000 shares will be eligible for sale 180 days after the date of this Prospectus, in accordance with Rule 144 under the Securities Act. The Company also intends, not earlier than 180 days after the effective date of this offering, to file a registration statement on Form S-8 covering 730,000 shares of Common Stock reserved for issuance under the Equity Incentive Plan and the Company also intends to file a registration statement on Form S-8 covering 30,000 shares of Common Stock reserved for issuance under the Director Plan. See "Shares Eligible for Future Sale."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE; IMMEDIATE AND SUBSTANTIAL DILUTION

     Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial offering price for the Common Stock will be determined by agreement among the Company, the Selling Shareholder, William Blair & Company, L.L.C. and Robert W. Baird & Co. Incorporated, and may not be indicative of future market prices. See "Underwriting" for factors to be considered in determining such offering price. The Common Stock has been approved for quotation on the Nasdaq National Market, but there can be no assurance that there will be an active market following this offering. In addition, broad market trading and valuation fluctuations have adversely affected the valuation of healthcare information and market research focused companies (often unrelated to the operating performance of such companies) and may adversely affect the market price of the Company's Common Stock. The Common Stock may be subject to wide fluctuations in price in response to variations in quarterly operating results and other factors, including the evolving business prospects of the Company, its clients and competitors, changes in the financial estimates by securities analysts, possible acquisitions, general economic or market conditions and other events or factors. There can be no assurance that the market price of the Common Stock will not decline below the initial public offering price. Investors participating in this offering will incur immediate and substantial dilution of book value. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,250,000 shares of Common Stock being offered by the Company hereby are estimated to be approximately $13,450,000 based upon an assumed initial public offering price of $12.00 per share after deducting the underwriting discount and estimated offering expenses. The principal purposes of the offering of shares by the Company are to obtain additional capital, facilitate the Company's access to public equity markets and enhance the Company's ability to use its Common Stock as consideration for possible acquisitions and as a means of attracting and retaining key employees. Net proceeds from this offering will be available for general corporate purposes, including the replenishment of working capital used to distribute S Corporation income to the Company's existing shareholders in connection with the termination of the Company's S Corporation status and to pay special cash bonuses to the named executive officers of the Company other than the Selling Shareholder. See "S Corporation Termination" and Note 8 to the Company's Financial Statements. A portion of the proceeds may also be used to acquire or invest in complementary businesses, products, services or technologies; however, there are no commitments or agreements with respect to any such transactions at the present time. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest-bearing, investment-grade obligations.

     The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholder.

                           S CORPORATION TERMINATION

     From 1984 through July 31, 1994, the Company was a C Corporation. Since August 1, 1994, the Company has been treated as an S Corporation for Federal and state income tax purposes under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"). As a result, the income of the Company has been taxed directly to its shareholders rather than to the Company. Concurrent with the completion of this offering, the Company's S Corporation election will be terminated and the Company will be subject to corporate income taxation as a C Corporation.

     In connection with the termination of the Company's S Corporation status, the Company will record a deferred income tax benefit of approximately $250,000 in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This amount will be reflected as a deferred tax asset and a reduction to income tax expense otherwise incurred in such quarter and will be recorded upon termination of the Company's S Corporation status, which will occur upon the completion of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 1 and 3 to the Financial Statements.


     Subsequent to June 30, 1997, the Company made S Corporation distributions of $536,000 to its shareholders. In connection with the termination of the Company's S Corporation status, the Company will also distribute to its shareholders approximately $2,118,000, which represents all previously taxed but undistributed S Corporation income of the Company through December 31, 1996 and an estimate as to the additional taxable and undistributed income of the Company generated from January 1, 1997 until completion of this offering. Prior to the termination of its S Corporation status and the distribution of approximately $2,118,000 to its shareholders, the Company will pay special cash bonuses aggregating $1,740,000 to the named executive officers of the Company other than the Selling Shareholder. Substantially all of the after-tax proceeds of these bonuses will be used to purchase an aggregate of approximately 75,000 shares of the Company's Common Stock in this offering (assuming an initial public offering price of $12.00 per share). See "Principal and Selling Shareholders."

                                DIVIDEND POLICY

     The Company does not intend to pay any cash dividends on its Common Stock in the foreseeable future. The Company intends to retain all of its future earnings for use in the expansion and operation of its business. Any future determination to pay cash dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's results of operations, financial condition, contractual restrictions and such other factors deemed relevant by the Board of Directors.

     Since its S Corporation election in 1994, the Company has made cash distributions to its shareholders in amounts necessary to allow the shareholders to at least pay the Federal and state income taxes on their proportionate shares of the Company's net income. In connection with the termination of the Company's S Corporation status, the Company expects to make distributions estimated to be $2,118,000 to its existing shareholders. Investors purchasing Common Stock in this offering will not receive any portion of such distribution and the Company will not make any additional distributions of this kind in the future. See "S Corporation Termination."

                                 CAPITALIZATION

     The following table sets forth as of June 30, 1997: (i) the actual cash and cash equivalents, total short-term debt and total capitalization of the Company and (ii) such cash and cash equivalents, short-term debt and capitalization on a pro forma basis as adjusted to give effect to (a) S Corporation distributions estimated to be $2,654,000, (b) special cash bonuses aggregating $1,740,000 to be paid prior to the termination of the Company's S Corporation status to the named executive officers of the Company other than the Selling Shareholder, (c) recognition of a $250,000 deferred tax asset in connection with the termination of the Company's S Corporation status and (d) the sale of 1,250,000 shares of Common Stock offered by the Company hereby (assuming an initial public offering price of $12.00 per share and after deducting the underwriting discount and estimated offering expenses) and the application of the estimated net proceeds therefrom. See "Use of Proceeds," "S Corporation Termination," "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                               JUNE 30, 1997
                                                          ------------------------
                                                                        PRO FORMA
                                                          ACTUAL       AS ADJUSTED
                                                          ------       -----------
                                                               (IN THOUSANDS)
Cash and cash equivalents...............................  $3,622         $12,770
                                                          ======         =======
Total short-term debt...................................  $   --         $    --
                                                          ======         =======
Total long-term debt....................................  $   --         $    --
                                                          ------         -------
Shareholders' equity:
  Preferred Stock, par value $.01 per share; 2,000,000
     shares authorized; no shares issued and outstanding
     actual and pro forma as adjusted...................      --              --
  Common Stock, par value $.001 per share; 20,000,000
     shares authorized; 6,055,000 shares issued and
     outstanding actual; 7,305,000 shares issued and
     outstanding pro forma as adjusted(1)...............       6               7
  Additional paid-in capital............................      --          13,449
  Retained earnings (accumulated deficit)...............   2,942          (1,202)
                                                          ------         -------
       Total shareholders' equity.......................   2,948          12,254
                                                          ------         -------
          Total capitalization..........................  $2,948         $12,254
                                                          ======         =======

-------------------------
(1) Excludes (i) 225,000 shares of Common Stock issuable upon exercise of employee stock options to be outstanding immediately after the offering at an exercise price equal to the initial public offering price, (ii) 505,000 additional shares of Common Stock reserved for future issuance under the Equity Incentive Plan and (iii) 30,000 shares of Common Stock reserved for future issuance under the Director Plan.

                                    DILUTION

     The pro forma net tangible book deficit of the Company as of June 30, 1997 was $1.2 million, or $.20 per share of Common Stock (after giving effect to the S Corporation distributions estimated to be $2,654,000, the special cash bonuses aggregating $1,740,000 to be paid to the named executive officers other than the Selling Shareholder and the estimated $250,000 of deferred income tax benefits arising upon termination of the Company's S Corporation status). See "S Corporation Termination" and Note 8 to the Company's Financial Statements. Pro forma net tangible book deficit per share represents the amount of the Company's pro forma tangible net deficit (total liabilities less total tangible assets) divided by the total number of shares of Common Stock outstanding. After giving effect to the sale of 1,250,000 shares of Common Stock by the Company in this offering at an assumed initial public offering price of $12.00 per share and the application of the net proceeds therefrom (after deducting the underwriting discount and estimated offering expenses), the pro forma net tangible book value as of June 30, 1997 would have been $12.3 million or $1.68 per share. This represents an immediate increase in net tangible book value of $1.88 per share to existing shareholders of the Company and an immediate dilution of $10.32 per share to new investors purchasing shares in this offering.

     Since July 1992, the Company has issued only 18,520 shares of Common Stock to one officer of the Company, at a weighted average price per share of approximately $0.08.

     The following table illustrates the per share dilution:

Assumed initial public offering price per share.............             $12.00
  Pro forma net tangible book deficit per share before the
     offering...............................................    $(.20)
  Increase attributable to new investors....................     1.88
                                                                -----
Pro forma net tangible book value per share after the
  offering..................................................               1.68
                                                                         ------
Dilution per share to new investors(1)......................             $10.32
                                                                         ======

-------------------------
(1) Dilution is determined by subtracting pro forma net tangible book value per share of Common Stock after this offering from the assumed initial public offering price per share.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Financial Statements and the Notes thereto and other financial information included elsewhere in this Prospectus. The selected statement of income data for the years ended December 31, 1994, 1995, and 1996 and the balance sheet data at December 31, 1995 and 1996 are derived from, and are qualified by reference to, the audited financial statements of the Company included elsewhere in this Prospectus. The selected statement of income data for the years ended December 31, 1992 and 1993 and the balance sheet data at December 31, 1992, 1993 and 1994 are derived from unaudited financial statements not included herein. The selected statement of income data for the six month periods ended June 30, 1996 and 1997 and the balance sheet data at June 30, 1996 and 1997 are derived from the Company's unaudited financial statements, which have been prepared on the same basis as the Company's audited financial statements and, in the opinion of management, contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations of the Company. The results of operations for the period ended June 30, 1997 are not necessarily indicative of results for the full fiscal year.

                                                                                                      SIX MONTHS
                                                                                                        ENDED
                                                            YEAR ENDED DECEMBER 31,                    JUNE 30,
                                                -----------------------------------------------    ----------------
                                                 1992      1993      1994      1995      1996       1996      1997
                                                ------    ------    ------    ------    -------    ------    ------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Revenues:
  Renewable performance tracking services...    $  454    $  507    $4,420    $6,839    $ 9,569    $4,313    $5,954
  Renewable syndicated service..............       415       435       652       493      1,276       101       444
  Custom and other research.................     1,737     1,869     1,683     1,585      1,755       899       552
                                                ------    ------    ------    ------    -------    ------    ------
      Total revenues........................     2,606     2,811     6,755     8,917     12,600     5,313     6,950
Operating expenses:
  Direct expenses...........................     1,264     1,083     2,967     3,495      5,685     2,327     3,011
  Selling, general and administrative.......     1,149     1,167     2,044     2,364      3,060     1,319     1,837
  Depreciation and amortization.............        36        50        86       119        173        72        79
                                                ------    ------    ------    ------    -------    ------    ------
      Total operating expenses..............     2,449     2,300     5,097     5,978      8,918     3,718     4,927
                                                ------    ------    ------    ------    -------    ------    ------
Operating income............................       157       511     1,658     2,939      3,682     1,595     2,023
Other income and expenses, net..............         9        12        46       108        152        75        97
                                                ------    ------    ------    ------    -------    ------    ------
Income before income taxes..................       166       523     1,704     3,047      3,834     1,670     2,120
Provision for income taxes..................        --         9       114        --         --        --        --
Pro forma income taxes(1)...................        --        --       583     1,219      1,534       668       848
                                                ------    ------    ------    ------    -------    ------    ------
Pro forma net income(1).....................    $  166    $  514    $1,007    $1,828    $ 2,300    $1,002    $1,272
                                                ======    ======    ======    ======    =======    ======    ======
Pro forma net income per share(1)...........                                            $  0.37    $ 0.16    $ 0.20
                                                                                        =======    ======    ======
Weighted average shares outstanding(2)......                                              6,217     6,217     6,217

                                                                                            JUNE 30, 1997
                                       DECEMBER 31,                  JUNE 30,   --------------------------------------
                         -----------------------------------------   --------                PRO          PRO FORMA
                         1992     1993     1994     1995     1996      1996     ACTUAL    FORMA(3)     AS ADJUSTED(4)
                         -----   ------   ------   ------   ------   --------   ------   -----------   ---------------
                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital........  $(361)  $   54   $1,358   $1,534   $2,018    $  764    $2,830     $(1,463)        $11,987
Total assets...........    912    1,368    3,539    4,996    6,153     3,880     7,883       4,511          17,189
Total debt.............    117       54        9       --       --        --        --          --              --
Total shareholders'
  equity (deficit).....   (223)     290    1,623    1,830    2,079     1,022     2,948      (1,196)         12,254

                                                   (footnotes on following page)

-------------------------
(1) From 1984 through July 31, 1994, the Company was a C Corporation. Since August 1, 1994, the Company has been an S Corporation and, accordingly, was not subject to Federal and state income taxes for the five months ended December 31, 1994, for the years ended December 31, 1995 and 1996 or for the six months ended June 30, 1996 and 1997. Pro forma net income reflects a pro forma tax provision at a combined Federal and state rate of 40% for the periods the Company was an S Corporation as if it had been a C Corporation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "S Corporation Termination" and Note 3 to the Company's Financial Statements.

(2) Includes 162,265 shares of Common Stock which, had they been issued (at an assumed initial public offering price of $12.00 per share less the underwriting discount), would have generated cash sufficient to fund the portion of the estimated S Corporation distributions and special cash bonuses that are in excess of the Company's 1996 net income. See Note 1 to the Company's Financial Statements.


(3) As adjusted to reflect (i) special cash bonuses aggregating $1,740,000 to be paid to the named executive officers of the Company other than the Selling Shareholder and to be recognized by the Company as a compensation charge in the fourth quarter of 1997, (ii) S Corporation distributions subsequent to June 30, 1997 estimated to be $2,654,000 and (iii) deferred tax benefits that will arise upon adoption of Financial Accounting Standards No. 109. The special cash bonuses will reduce the amount otherwise available for distribution to the Company's shareholders prior to the termination of its S Corporation status upon completion of this offering. Substantially all of the after-tax proceeds of these bonuses will be used by the recipients to purchase shares of the Company's Common Stock in this offering. The deferred tax benefits are estimated to be approximately $250,000 and will be reflected as a deferred tax asset and as a reduction to income tax expense in the statement of income upon termination of the Company's S Corporation status, which will occur upon completion of this offering. See "S Corporation Termination," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 1 and 3 to the Company's Financial Statements.


(4) As adjusted to give effect to the pro forma adjustments described in (3) above and to give effect to the sale of 1,250,000 shares of Common Stock offered by the Company hereby at an assumed initial offering price of $12.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds," "S Corporation Termination," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 1 and 3 to the Company's Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains trend analysis and other forward-looking statements that involve substantial risks and uncertainties. The Company's actual results could differ materially from those expressed or implied in the forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     The Company believes it is a leading provider of ongoing survey-based performance measurement, analysis and tracking services to the healthcare industry. The Company believes it has achieved this leadership position based on its over 16 years of industry experience and its relationships with many of the industry's largest payers and providers. The Company addresses the growing need of healthcare providers and payers to measure the care outcomes, specifically satisfaction and health status, of their patients and/or members. NRC has been at the forefront of the industry in developing tools that enable healthcare organizations to obtain service quality information necessary to comply with industry and regulatory standards and to improve their business practices so that they can maximize new member and/or patient attraction, member retention and profitability.

     The Company's historical revenue growth has been primarily the result of increasing the scope of existing performance tracking projects, undertaking new projects for existing clients and adding new clients. In each of the last two years, the Company's billings to clients served in the prior year were at least 80% of total billings. The number of clients billed per year has increased to 210 in 1996 from 154 in 1995. The Company believes substantial opportunities exist to increase revenues by expanding the depth and breadth of existing clients' performance tracking programs, increasing the cross selling of the Company's services and adding new clients and pursuing acquisitions of, or investments in, firms providing products, services or technologies that complement those of the Company.

     The Company offers three primary types of information services: renewable performance tracking services, a renewable syndicated service and custom research. In 1996, these categories accounted for 75.9%, 10.1% and 14.0%, respectively, of the Company's total revenues. The Company expects that revenues from its custom research activities will increase on an annual basis, but at a lower rate than revenues from its renewable services (i.e., revenues generated pursuant to a service whose nature contemplates continued renewals) because of the Company's increasing focus on its renewable services.

     The Company's most significant expense is direct expenses, which are primarily composed of data collection costs such as postage and printing, direct labor costs (of which the majority are associated with part-time personnel) and other costs directly attributable to projects.

     The Company's renewable performance tracking service, the NRC Listening System, is a performance tracking tool for gathering and analyzing data from survey respondents. Such services are provided pursuant to contracts which are generally renewable annually and that provide for a customer specific study which is conducted via a series of surveys and delivered via a series of updates or reports, the timing and frequency of which vary by contract (such as monthly or weekly). These contracts are generally cancelable on short or no notice without penalty and, since progress on these contracts can be tracked and regular updates and reports are made, clients are entitled to any work-in-process but are obligated to pay for all services performed through cancellation. Typically, these contracts are fixed fee arrangements and a portion of the project fee is billed in advance and the remainder is billed periodically over the duration of the project. Revenues and direct expenses are recognized on a percentage of completion basis.

     The Company's renewable nationally syndicated service, the NRC Healthcare Market Guide, serves as a stand-alone market information and competitive intelligence source as well as a comparative performance database. Published by NRC bi-annually from 1988 to 1996 and annually since 1996, this survey is a comprehensive consumer-based healthcare assessment. Market Guide services are generally provided pursuant to contracts which have durations of four to six months and that provide for the receipt of survey results that are customized to meet an individual client's specific information needs. Typically, these contracts are not cancelable by clients, clients receive no rights in the comprehensive healthcare database which results from this survey, other than the right to use the customized reports purchased pursuant thereto, and amounts due for the Market Guide are billed prior to or at delivery. The Company recognizes revenue when the Market Guides are delivered to the customers pursuant to their contracts, typically in the third quarter of the year. Substantially all of the related costs are deferred and subsequently charged to direct expenses contemporaneously with the recognition of the revenue. The Company generally has some incidental sales of the Market Guide subsequent to completion of each edition. Revenues and marginal expenses related to such incidental sales are recognized upon delivery. The profit margin earned on such revenues is generally higher than that earned on revenues realized from customers under contract at the time of delivery. As a result, the Company's margins vary throughout the year.

     The Company conducts custom research which measures and monitors market issues specific to individual healthcare organizations. The majority of the Company's custom research is performed under contracts which provide for advance billing of 65% of the total project fee with the remainder due upon delivery. Revenues and direct expenses are recognized on a percentage of completion basis.


     Prior to termination of its S Corporation status, the Company intends to pay special cash bonuses aggregating $1,740,000 to its named executive officers other than the Selling Shareholder. Substantially all of the after-tax proceeds of these bonuses will be used to purchase shares of the Company's Common Stock in this offering. The related compensation charge will be recognized by the Company in the fourth quarter of 1997. These special cash bonuses will reduce the amount otherwise available for distribution to the Company's shareholders prior to the termination of its S Corporation status.


     Selling, general and administrative expenses consist primarily of personnel and other costs associated with sales, marketing, administration, finance, information systems, human resources and general management. Selling, general and administrative expenses as a percentage of total revenues have decreased as the Company has spread its infrastructure expenses across its expanding revenue base. The Company recently hired two new sales associates and is in the process of searching for additional sales associates. The Company anticipates that its selling, general and administrative expenses as a percentage of total revenues might increase slightly in the periods immediately following the hiring of such new sales associates as their productivity increases. The Company plans to move to a new leased facility by the end of the first quarter of 1998 to accommodate its growth. The Company anticipates increased rent and certain one-time costs associated with such move but does not expect this to significantly increase the annual selling, general and administrative expenses as a percentage of total revenues. Depreciation and amortization expenses currently consist of expenses related to equipment and furniture.

     From 1984 through July 31, 1994, the Company was a C Corporation. Since August 1, 1994, the Company has been treated as an S Corporation for Federal and state income tax purposes. As a result, the Company's income has been taxed directly to its shareholders rather than to the Company. Concurrent with the completion of this offering, the Company's S Corporation election will be terminated and the Company will be subject to corporate income taxation as a C Corporation. For each of the periods in which the Company was an S Corporation, the statement of income data reflects a provision for income taxes on a pro forma basis at a combined Federal and state rate of 40% as if the Company had been operating as a C Corporation during such periods.

     In connection with the termination of the Company's S Corporation status, the Company will record a deferred income tax benefit of approximately $250,000 in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." This amount will be reflected as a deferred tax asset and a reduction to income tax expense otherwise incurred in such quarter and will be recorded upon termination of the Company's S Corporation status, which will occur upon completion of this offering. See "S Corporation Termination."

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, selected statement of operations data expressed as a percentage of total revenues and the percentage change in such items versus the prior comparable period. The trends illustrated in the following table may not necessarily be indicative of future results.

                                              PERCENTAGE OF TOTAL REVENUES           PERCENTAGE INCREASE
                                          -------------------------------------           (DECREASE)
                                                                   SIX MONTHS     --------------------------
                                               YEAR ENDED             ENDED                       SIX MONTHS
                                              DECEMBER 31,          JUNE 30,      1995    1996    1997 OVER
                                          ---------------------   -------------   OVER    OVER    SIX MONTHS
                                          1994    1995    1996    1996    1997    1994    1995       1996
                                          -----   -----   -----   -----   -----   -----   -----   ----------
Revenues:
  Renewable performance tracking
    services............................   65.4%   76.7%   75.9%   81.2%   85.7%   54.8%   39.9%     38.1%
  Renewable syndicated service..........    9.7     5.5    10.1     1.9     6.4   (24.3)  158.7     337.0
  Custom and other research.............   24.9    17.8    14.0    16.9     7.9    (5.9)   10.8    (38.6)
                                          -----   -----   -----   -----   -----
      Total revenues....................  100.0   100.0   100.0   100.0   100.0    32.0    41.3      30.8
                                          =====   =====   =====   =====   =====
Operating expenses:
  Direct expenses.......................   43.9    39.2    45.1    43.8    43.3    17.8    62.7      29.4
  Selling, general and administrative...   30.3    26.5    24.3    24.8    26.4    15.7    29.4      39.3
  Depreciation and amortization.........    1.3     1.3     1.4     1.4     1.1    39.1    45.4      10.5
                                          -----   -----   -----   -----   -----
      Total operating expenses..........   75.5    67.0    70.8    70.0    70.8    17.3    49.2      32.5
                                          -----   -----   -----   -----   -----
Operating income........................   24.5%   33.0%   29.2%   30.0%   29.2%   77.3%   25.3%     26.8%
                                          =====   =====   =====   =====   =====

SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996


     Total revenues. Total revenues increased 30.8% in the first six months of 1997 to $7.0 million from $5.3 million in the first six months of 1996. Revenues from the Company's renewable performance tracking services increased 38.1% to $6.0 million in the first six months of 1997 from $4.3 million in the first six months of 1996 primarily due to the addition of new clients and, to a lesser extent, an increase in the scope of existing tracking projects. Revenues from the Company's renewable syndicated service increased 337.0% to $444,000 in the first six months of 1997 from $101,000 in the first six months of 1996. Such increase reflects the timing of releases of new editions of the Market Guide. In the first six months of 1997 the Company was selling its 1996 edition of the Market Guide whereas in the first six months of 1996 the Company was selling its 1994 edition of the Market Guide. The Company's custom research revenue decreased 38.6% to $552,000 in the first six months of 1997 from $899,000 in the first six months of 1996 primarily due to the start and completion of one large project during the first quarter of 1996.


     Direct expenses. Direct expenses increased 29.4% to $3.0 million in the first six months of 1997 from $2.3 million in the first six months of 1996. Direct expenses decreased as a percentage of total revenues to 43.3% in the first six months of 1997 from 43.8% in the first six months of 1996. The decrease in direct expenses as a percentage of total revenues was due primarily to incidental sales of the 1996 edition of the Market Guide in the first six months of 1997 while the majority of the direct expenses related to this edition of the Market Guide were expensed upon its completion in the third quarter of 1996.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 39.3% to $1.8 million for the first six months of 1997 from $1.3 million for the first six months of 1996. This increase was primarily due to an increase of $83,000 associated with the expansion of the Company's sales and marketing infrastructure, an increase of $149,000 in expenses related to enhancements to the Company's dynamic questionnaire production software and an increase of $130,000 in profit sharing expense. Selling, general and administrative expenses increased as a percentage of total revenues to 26.4% for the first six months of 1997 from 24.8% for the first six months of 1996.

     Depreciation and amortization. Depreciation and amortization expense increased 10.5% to $79,000 in the first six months of 1997 from $72,000 in the first six months of 1996. Depreciation and amortization expenses decreased as a percentage of total revenues to 1.1% in the first six months of 1997 from 1.4% in the first six months of 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995


     Total revenues. Total revenues increased 41.3% in 1996 to $12.6 million from $8.9 million in 1995. Revenues from the Company's renewable performance tracking services increased 39.9% in 1996 to $9.6 million from $6.8 million in 1995 due primarily to an increase in the scope of existing tracking projects and, to a lesser extent, the addition of new clients and an increase in the number of new projects for existing clients. Revenues from the Company's renewable syndicated service increased 158.7% to $1.3 million in 1996 from $493,000 in 1995 due to the timing of releases of new editions of the Market Guide. A new edition of the Market Guide was published in 1996 but not in 1995 since the Market Guide was published on a bi-annual basis prior to 1996. Revenues from the Company's custom research increased 10.8% to $1.8 million in 1996 from $1.6 million in 1995.


     Direct expenses. Direct expenses increased 62.7% to $5.7 million in 1996 from $3.5 million in 1995. Direct expenses increased as a percentage of total revenues to 45.1% in 1996 from 39.2% in 1995. The increase in direct expenses as a percentage of total revenues was due to higher staffing levels in 1996 which increased labor and payroll expenses by $845,000, increased postage and printing expenses of $515,000, one-time costs of $122,000 associated with converting the internal processing of certain surveys to a new image scanning and editing system, and sales of the Market Guide in 1996 at lower gross margins than sales in 1995 since a new edition of the Market Guide (with associated costs) was published in 1996 but not in 1995.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 29.4% to $3.1 million in 1996 from $2.4 million in 1995. Selling, general and administrative expenses decreased as a percentage of total revenues to 24.3% in 1996 from 26.5% in 1995. The decrease in these expenses as a percentage of total revenues reflects the Company's efforts to spread its general and administrative costs over a higher revenue base, which were partially offset by an increase in selling and marketing expenses of $222,000.

     Depreciation and amortization. Depreciation and amortization expense increased 45.4% to $173,000 in 1996 from $119,000 in 1995 but remained relatively constant as a percentage of total revenues at 1.4% and 1.3% in 1996 and 1995, respectively. The aggregate increase was principally due to computer equipment purchases to improve internal systems to support business growth.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994


     Total revenues. Total revenues increased 32.0% in 1995 to $8.9 million from $6.8 million in 1994. Revenues from the Company's renewable performance tracking services increased 54.8% in 1995 to $6.8 million from $4.4 million in 1994 due primarily to an increase in the scope of existing tracking projects and, to a lesser extent, the addition of new clients. Revenues from the Company's renewable syndicated service decreased 24.3% to $493,000 in 1995 from $652,000 in 1994 due to the timing of releases of new editions of the Market Guide. A new edition of the Market Guide was produced in 1994 but not in 1995. Revenues from the Company's custom research decreased 5.9% to $1.6 million in 1995 from $1.7 million in 1994.


     Direct expenses. Direct expenses increased 17.8% to $3.5 million in 1995 from $3.0 million in 1994. Direct expenses decreased as a percentage of total revenues to 39.2% in 1995 from 43.9% in 1994. The decrease in direct expenses as a percentage of total revenues was primarily due to sales of the Market Guide in 1995 at higher gross margins than sales in 1994 since a new edition of the Market Guide was not published in 1995 but was in 1994.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 15.7% to $2.4 million in 1995 from $2.0 million in 1994. Selling, general and administrative expenses decreased as a percentage of total revenues to 26.5% in 1995 from 30.3% in 1994. The decrease in these expenses as a percentage of total revenues reflects the Company's efforts to leverage its general and administrative costs over a higher revenue base. Selling, general and administrative expenses were unusually high in 1994 due to certain one-time compensation and lease-related charges of $601,000.

     Depreciation and amortization. Depreciation and amortization expense increased 39.1% to $119,000 in 1995 from $86,000 in 1994 but remained relatively constant as a percentage of total revenues at 1.3% in both

1995 and 1994. The aggregate increase was principally due to computer, printer and mail room production equipment purchases to improve internal systems to support business growth.

SELECTED QUARTERLY RESULTS

     The following tables set forth unaudited statement of income data for each of the last eight quarters, as well as the percentage of the Company's total revenues represented by each item. In management's opinion, this unaudited information has been prepared on the same basis as the annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented, when read in conjunction with the Company's Financial Statements and Notes thereto included elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of results for the full year or for any future quarter.

                                                                          QUARTER ENDED
                                 ------------------------------------------------------------------------------------------------
                                 SEPT. 30,    DEC. 31,    MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,    MARCH 31,    JUNE 30,
                                   1995         1995        1996         1996        1996         1996        1997         1997
                                 ---------    --------    ---------    --------    ---------    --------    ---------    --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Renewable performance
    tracking services........     $1,753       $2,409      $2,122       $2,191      $2,320       $2,936      $2,871       $3,083
  Renewable syndicated
    service..................         80           18          82           19         923          252         341          103
  Custom and other
    research.................        407          392         447          452         397          459         228          324
                                  ------       ------      ------       ------      ------       ------      ------       ------
      Total revenues.........      2,240        2,819       2,651        2,662       3,640        3,647       3,440        3,510
Direct expenses..............        899        1,226       1,132        1,195       1,926        1,432       1,393        1,618
Selling, general and
  administrative.............        539          704         660          659         677        1,064         951          886
Depreciation and
  amortization...............         24           45          36           36          41           60          42           37
                                  ------       ------      ------       ------      ------       ------      ------       ------
Operating income.............        778          844         823          772         996        1,091       1,054          969
Other income and expenses,
  net........................         25           20          37           38          32           45          45           52
Pro forma income taxes(1)....        321          346         344          324         411          455         440          408
                                  ------       ------      ------       ------      ------       ------      ------       ------
Pro forma net income(1)......     $  482       $  518      $  516       $  486      $  617       $  681      $  659       $  613
                                  ======       ======      ======       ======      ======       ======      ======       ======
Pro forma net income per
  share(1)...................                              $  .08       $  .08      $  .10       $  .11      $  .11       $  .10
                                                           ======       ======      ======       ======      ======       ======
Weighted average shares
  outstanding(2).............                               6,217        6,217       6,217        6,217       6,217        6,217

-------------------------
(1) Since August 1, 1994, the Company has been an S Corporation and, accordingly, was not subject to Federal and state income taxes for any of the quarterly periods presented above. Pro forma net income reflects a pro forma tax provision at a combined Federal and state rate of 40% for the periods the Company was an S Corporation as if it had been a C Corporation. See "S Corporation Termination."

(2) Includes 162,265 shares of Common Stock which, had they been issued (at an assumed initial public offering price of $12.00 per share less the underwriting discount), would have generated cash sufficient to fund the portion of the estimated S Corporation distributions in excess of the Company's 1996 net income. See Note 1 to the Company's Financial Statements.

                                                                AS A PERCENTAGE OF TOTAL REVENUES
                                 ------------------------------------------------------------------------------------------------
                                 SEPT. 30,    DEC. 31,    MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,    MARCH 31,    JUNE 30,
                                   1995         1995        1996         1996        1996         1996        1997         1997
                                 ---------    --------    ---------    --------    ---------    --------    ---------    --------
Revenues:
  Renewable performance
    tracking services........       78.3%       85.5%        80.0%       82.3%        63.7%       80.5%        83.5%       87.9%
  Renewable syndicated
    service..................        3.6         0.6          3.1         0.7         25.4         6.9          9.9         2.9
  Custom and other
    research.................       18.1        13.9         16.9        17.0         10.9        12.6          6.6         9.2
                                   -----       -----        -----       -----        -----       -----        -----       -----
      Total revenues.........      100.0       100.0        100.0       100.0        100.0       100.0        100.0       100.0
Direct expenses..............       40.1        43.5         42.7        44.9         52.9        39.3         40.5        46.1
Selling, general and
  administrative.............       24.1        25.0         24.9        24.8         18.6        29.2         27.6        25.2
Depreciation and
  amortization...............        1.1         1.6          1.4         1.4          1.1         1.6          1.2         1.1
                                   -----       -----        -----       -----        -----       -----        -----       -----
Operating income.............       34.7%       29.9%        31.0%       28.9%        27.4%       29.9%        30.7%       27.6%
                                   =====       =====        =====       =====        =====       =====        =====       =====

     The Company's operating results have fluctuated from period to period in the past and will likely fluctuate significantly in the future due to various factors. There has historically been, and the Company expects that there will continue to be, fluctuation in the financial results related to the Market Guide, a service which accounted for 10.1% of the Company's total revenues in 1996. See "-- Overview." In addition, the Company's operating results may fluctuate as a result of a variety of other factors, including the size and timing of orders from clients, client demand for the Company's services (which, in turn, is affected by factors such as accreditation requirements, enrollment in managed care plans, operating budgets and clients' operating performance), the hiring and training of additional staff, postal rate changes and industry and general economic conditions. Because a significant portion of the Company's overhead, particularly rent and full-time personnel expenses, is fixed in the short-term, the Company's results of operations may be materially adversely affected in any particular quarter if revenues fall below the Company's expectations. These factors, among others, make it possible that in some future quarter the Company's operating results may be below the expectations of securities analysts and investors, which would have a material adverse effect on the market price of the Company's Common Stock. See "Risk Factors -- Fluctuations in Operating Results."

LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal source of funds has been cash flow from its operations. The Company's cash flow has been sufficient to provide funds for working capital and capital expenditures.

     As of June 30, 1997, the Company had cash and cash equivalents of $3.6 million and working capital of $2.8 million. Subsequent to June 30, 1997, the Company made S Corporation distributions of $536,000 to its shareholders and, in connection with the termination of the Company's S Corporation status, the Company will also distribute approximately $2.1 million to its existing shareholders. In addition, the Company intends to pay special cash bonuses aggregating $1.7 million to its named executive officers other than the Selling Shareholder in the fourth quarter of 1997 and prior to the termination of the Company's S Corporation status. See "Use of Proceeds," "S Corporation Termination" and Note 8 to the Company's Financial Statements.

     During the six months ended June 30, 1997, the Company generated $1.5 million of net cash from operating activities as compared to $2.9 million of net cash generated during the same period in the prior year. The decrease in cash flow was mainly due to the timing of the collection of a $1.3 million account receivable in January 1996 and the timing of costs incurred in advance of billings on certain projects, combined with growth in accounts receivable, unbilled revenues and deferred revenues.

     The Company generated $6.3 million of net cash from operating activities for the year ended December 31, 1996 as compared to $1.8 million from operating activities for the year ended December 31, 1995. This increase in cash generated was a result of an increase in the Company's business and, in part, the collection in January 1996 of a $1.3 million receivable.

     For the six months ended June 30, 1997 and 1996, net cash provided by investing activities was $938,000 and $490,000, respectively. The increase in cash provided was primarily due to the maturing of investments available for sale, which was partially offset by an investment of $232,000 in furniture, computer equipment and production equipment to meet the expansion of the Company's business. The Company's investments available-for-sale consist principally of United States government securities with maturities of twelve months or less.

     Net cash used in investing activities increased to $1.2 million from $15,000 for the years ended December 31, 1996 and December 31, 1995, respectively, primarily as a result of an increase in investments available for sale. Furniture, computer equipment and production equipment purchases in these years were $272,000 and $161,000, respectively. The Company expects to make additional purchases of equipment as necessary to accommodate any future growth.

     Net cash used in financing activities was $1.6 million and $2.8 million for the six months ended June 30, 1997 and 1996, respectively, and was $3.3 million and $2.8 million for the years ended December 31, 1996 and December 31, 1995, respectively. Net cash used in financing activities for these periods was primarily the result of S Corporation distributions to shareholders. Through June 30, 1997, the Company paid S Corporation distributions of $1.6 million to its shareholders. Subsequent to June 30, 1997, the Company paid S Corporation distributions of $536,000 to its shareholders. In connection with the termination of the Company's S Corporation status, the Company will also distribute approximately $2.1 million to its shareholders. See "S Corporation Termination."

     The Company has budgeted approximately $850,000 for capital expenditures in 1997, to be funded through cash generated from operations. Through June 30, 1997, the Company's capital expenditures were $232,000. The Company expects that capital expenditures during the remainder of 1997 will be primarily for leasehold improvements, telecommunications equipment, computer hardware, production equipment and furniture.

     The Company typically bills clients for projects before they have been completed. Billed amounts are recorded as billings in excess of costs or deferred revenue on the Company's financial statements and are recognized as income when earned. As of June 30, 1997 and December 31, 1996, the Company had $3.3 million and $2.2 million of deferred revenues, respectively. In addition, when work is performed in advance of billing, the Company records this work as a cost in excess of billings or unbilled revenue. At June 30, 1997 and December 31, 1996, the Company had $654,000 and $282,000 of unbilled revenues, respectively. Substantially all deferred and unbilled revenues will be earned and billed, respectively, within 12 months of the respective period ends.

     The Company believes that the net proceeds from the sale of the Common Stock by the Company in this offering, together with cash flows from operations and existing cash balances will be sufficient to meet its working capital and capital expenditure requirements for at least the next 12 months. Beyond that time, if the net proceeds from this offering, together with cash flows from operations and existing cash balances are not sufficient to satisfy its capital needs, the Company may seek debt or additional equity financing. There can be no assurance that such financing can be obtained on favorable terms, if at all.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 123, Accounting for Stock-Based Compensation. Statement No. 123 establishes a fair value based method of recognizing compensation expense for stock-based compensation. As permitted by Statement No. 123, the Company expects to continue to use the intrinsic value based method of recognizing compensation expense for stock-based compensation to employees. Therefore, for those options granted with exercise prices equal to fair market value, no compensation charge will be recognized by the Company in its financial statements. However, the Company will be required to disclose the pro forma effects of the fair value based method of measuring compensation expenses on the Company's net income and net income per share as if that method were adopted in the 1997 annual financial statements. The Company has not determined the effects its recent stock option grants will have on the annual disclosures required under Statement No. 123.

     In February 1997, the FASB issued Statement No. 128, Earnings per Share, which revises the calculation and presentation provisions of Accounting Principles Board Opinion No. 15 and related interpretations. Statement No. 128 is effective for the Company's fiscal year ending December 31, 1997. Retroactive application will be required. The Company believes the adoption of Statement No. 128 will not have a significant effect on its reported earnings per share.

                                    BUSINESS

     The following Business section contains forward-looking statements that involve substantial risks and uncertainties. The Company's actual results could differ materially from those expressed or implied in the forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

     The Company believes it is a leading provider of ongoing survey-based performance measurement, analysis and tracking services to the healthcare industry. The Company believes it has achieved this leadership position based on its over 16 years of industry experience and its relationships with many of the industry's largest payers and providers. The Company addresses the growing need of healthcare providers and payers to measure the care outcomes, specifically satisfaction and health status, of their patients and/or members. NRC has been at the forefront of the industry in developing tools that enable healthcare organizations to obtain service quality information necessary to comply with industry and regulatory standards and to improve their business practices so that they can maximize new member and/or patient attraction, member retention and profitability.

     Since its founding 16 years ago, NRC has focused on the information needs of the healthcare industry. The Company offers three primary types of information services: renewable performance tracking services, a renewable syndicated service and custom research. During 1996, NRC provided services to more than 200 healthcare organizations, including HMOs, integrated healthcare systems, medical groups and industry regulatory bodies. The Company gathered and analyzed over 1,000,000 completed surveys for these clients in 1996. The Company's clients include Kaiser, the Department of Defense, HealthSouth Corporation, BJC Health System and Mayo Clinic. NRC has benefited from a high rate of renewable revenues. Specifically, over 80% of the Company's total billings in each of the last two years was generated from clients billed in the prior year.

INDUSTRY BACKGROUND

Managed Care

     The United States healthcare industry continues to undergo significant change. During the past decade, escalating costs and the rise in the number of uninsured Americans brought healthcare reform to the forefront of public debate, culminating in the Federal government's failed attempt to legislate broad change in 1994. As a result of consumer, employer and governmental scrutiny, however, the healthcare industry continues to shift towards a managed care model.

     Managed care redefines payment structures and relationships between healthcare payers and providers. In recent years, governmental and market-driven reform initiatives have produced significant pressures on healthcare providers to control costs. In the past, the financial risk of healthcare delivery was principally absorbed by third-party payers, and providers were not focused on cost containment. Through managed care and provider capitation arrangements, the economic risk of healthcare delivery is shifting from payers to providers. In order to manage this risk, providers are being forced to change the way that they operate and are increasingly focused on measuring and controlling the cost of delivering care. As managed care's tight rein on costs has kept premium increases to a minimum, employee benefit managers are gravitating from traditional fee-for-service plans to managed care plans.

     Managed care enrollment has been increasing rapidly and, according to the American Association of Health Plans (the "AAHP"), as of December 31, 1995 represented approximately 61% of Americans. This was comprised of approximately
47.5 million members of HMOs, approximately 91.8 million people who are being serviced by preferred provider organizations ("PPOs") and approximately 13.9 million people who are being serviced by point-of-service ("POS") plans. In total, there are approximately 700 HMOs, 1,000 PPOs and 500 POS plans in the United States. According to the AAHP and Sanford C. Bernstein Co., Inc., HMO and POS plan enrollment grew at a compound annual rate of 10.9% from 1990 to 1995 and enrollment is projected to be 112.5 million by 2000, representing a compound annual growth rate of 12.9% from 1996 to

2000. Part of the reason for the expected growth in HMO enrollment is the increasing enrollment of Medicare and Medicaid beneficiaries in HMOs.

     These changes in healthcare payment arrangements have caused modifications in the organizational structures of healthcare providers. Specifically, physicians, many of whom are financially challenged under a managed care environment to sustain solo or small group practices, are banding together and forming medical groups in order to provide more cost-effective service. According to the American Medical Association, more than 850 medical groups with at least 25 physicians have been formed to date nationwide. Similarly, in order to compete for patients while reducing cost structures, many hospitals have formed integrated healthcare systems that provide services across the care continuum (inpatient, outpatient, emergency care, home health, rehabilitation, long-term care, hospice, pharmacy, etc.). Totaling more than 630 in 1996, according to the St. Anthony's Integrated Health Care 100 Directory, integrated healthcare systems drive market consolidation to more efficiently manage care and services. In addition, this source indicates that the number of organizations affiliated with these integrated healthcare systems has increased from 5,000 in 1996 to more than 7,300 in 1997.

     Due to intensified media coverage of and lawmaker attention to possible managed care abuses, the public has come to recognize that managed care's reduction in healthcare costs often comes at the "expense" of less patient choice and potentially lowered healthcare quality. In response, an increasing amount of healthcare legislation has been proposed and healthcare "watch dog" organizations have been formed to establish performance standards. Sharing similar concerns, employers increasingly demand that the health plans with which they contract deliver high quality medical care, evidenced by contractual performance guarantees. Facing this quality-minded environment, a growing number of health plans, health systems and medical groups are soliciting their customers for feedback on the care and service provided. As a result, healthcare organizations are increasingly retaining independent performance tracking firms which serve as credible "scorekeepers."

Performance Tracking

     Industry accrediting bodies, employers and the government are increasingly demanding ongoing enterprise-wide performance tracking. In order to implement performance standards, however, healthcare quality must first be defined and quantified in a consistent and objective manner. The two primary constituencies in a position to opine on healthcare quality are healthcare practitioners, who have a clinical orientation, and patients, who have a service orientation. Because of difficulty in obtaining consistent, comparable clinical data across physician and patient bases, the healthcare industry has not been able to develop a uniform approach to measuring clinical outcomes. The industry has, however, recognized that patient satisfaction can be quantified and therefore currently represents the most effective means of measuring and comparing healthcare service quality.

     The National Committee for Quality Assurance ("NCQA") began accrediting managed care organizations in 1991 in response to the need for standardized, objective information about the healthcare quality these organizations provided. The NCQA, which has accredited more managed care organizations than any other accrediting body, requires health plans to contract with an independent third party to conduct a standardized member satisfaction survey on an annual basis. Data collected from the surveys is then reported as part of the Health Plan Employer Data and Information Set ("HEDIS"), a collection of performance indicators created to support employers' review of health plan options. One of the nation's longest-standing healthcare organization accrediting bodies, The Joint Commission on Accreditation of Healthcare Organizations (the "Joint Commission"), also broadened the performance measurement requirements in its accreditation process in 1997 with its ORYX initiative. In addition, the Health Care Financing Administration ("HCFA"), the government administrator of Medicare benefits, mandates that all HMOs providing Medicare benefits evaluate their senior population's health plan satisfaction and health/functional status on an annual basis. Finally, during 1997 state legislators across the country have introduced several hundred managed care bills and 16 states have passed comprehensive consumer-rights bills covering a number of managed-care issues.

     Influenced by consumers, employers, accrediting bodies, competitive factors and the government, approximately 99% of HMOs, 96% of hospitals and 80% of PPOs currently measure satisfaction according to the AAHP and the American Hospital Association. The Company believes that most of these organizations are measuring satisfaction only at the enterprise-wide level. Due to competitive pressures, however, healthcare organizations are increasingly seeking ways to affect positive change in their organizations by "drilling down" their performance tracking from enterprise-wide levels to more discreet levels. To identify where change and quality improvements are needed, healthcare organizations must go beyond enterprise-wide level performance tracking to narrower performance tracking at the departmental level and ultimately at the individual physician/caregiver level. Departmental level measurement reflects the historical practice of hospitals, in particular, using static, mass produced questionnaires for each service point (inpatient, emergency room, outpatient, etc.). This approach shows how each department is doing and may support quality improvement but, given the merging of services within integrated healthcare systems, most industry departmental measurement does not provide a uniform means to gather data and then apply information to effect system-wide improvements.

     In contrast, physician/caregiver level performance tracking is critical to learning where improvements are needed and what service issues, when addressed, will effect the greatest positive change. Since patients' or members' relationships with their primary care physicians strongly influence satisfaction and retention, healthcare organizations are increasingly using performance tracking in physicians' compensation packages to provide incentives for physicians to maintain and/or improve patient relationships. According to a 1995 survey in the New England Journal of Medicine, 36% of managed care plans use patient satisfaction as a component in their physician compensation packages. Finally, other healthcare information providers are measuring outcomes of care measures such as cost, utilization and appropriateness of care at the physician/caregiver level, perpetuating the trend toward more physician/caregiver level measurement. While the Company believes that less than one-half of healthcare organizations are currently tracking patient satisfaction at the physician/caregiver level, the Company believes that the healthcare organizations that are not tracking satisfaction at this level are currently considering the potential benefits of doing so.

THE NRC SOLUTION

     The Company addresses healthcare organizations' growing need to track their performance at the enterprise-wide, departmental and physician/caregiver levels. The Company has been at the forefront of the industry in developing tools that enable its clients to collect, in an unobtrusive manner, a substantial amount of comparative service quality information in order to analyze and improve their practices to maximize new member and/or patient attraction, member retention and profitability. NRC's performance assessments offer the tangible measurement of health service quality currently demanded by consumers, employers, industry accreditation organizations and lawmakers.

     The Company's innovative solutions respond to managed care's redefined relationships among consumers, employers, payers and providers. While many vendors exclusively use static, mass produced questionnaires, NRC also utilizes its dynamic data collection process to create a personalized questionnaire that evaluates service issues specific to each respondent's specific healthcare experience. The flexibility of the Company's data collection process allows healthcare organizations to add timely, market driven questions relevant to matters such as industry performance mandates, employer performance guarantees and internal quality improvement initiatives. In addition, the Company's dynamic data collection process is used to assess core service factors relevant to all healthcare respondent groups (patients, members, employers, employees, physicians, etc.) and to all service points of a healthcare system (inpatient, emergency room, outpatient, home health, rehabilitation, long-term care, hospice, pharmacy, etc.). As differentiated from others in the marketplace, the Company can gather data through fewer, more efficient questionnaires as opposed to other firms' multiple questionnaires that often bombard the same respondents.

     NRC offers three primary types of information services. The NRC Listening System is a renewable performance tracking tool for gathering and analyzing data from survey respondents. The Company has the capacity to measure performance beyond the enterprise-wide level and has the ability and experience to determine key performance indicators at the department and individual physician/caregiver measurement levels, where the Company's services can best guide the efforts of its clients to improve quality and enhance their market position. The syndicated Market Guide, a stand-alone market information and competitive intelligence source as well as a comparative performance database, allows the Company's clients to assess their performance relative to the industry, to access best practice examples and to utilize competitive information for marketing purposes. The Company's custom research enables NRC's clients to conduct specific studies in order to identify areas of improvement and measure market issues and opportunities. Recognizing the increasing applications for self-reported healthcare assessments, NRC works with its clients to integrate satisfaction measurement into various areas of their businesses, including physician compensation. As the Company partners with its clients, it seeks to enhance relationships throughout the healthcare organization and thereby both broaden and deepen the scope of its projects.

BUSINESS STRENGTHS

     The Company believes the following factors have been of principal importance in achieving its current position as a leading provider of ongoing survey-based performance measurement, analysis and tracking services to the healthcare industry.

     Leadership Position. The Company, over its 16-year history, believes it has established its position as an innovative leader of survey-based, renewable healthcare performance tracking. NRC's client partnerships with leading healthcare payers and providers exemplify the Company's leadership position. NRC's client base includes Kaiser, the Department of Defense, HealthSouth Corporation, BJC Health System and Mayo Clinic. In addition, industry bodies shaping the direction of healthcare performance tracking have sought NRC's expertise. For example, the Company served as a technical advisor to the NCQA during its development of a standardized satisfaction measurement process and also tracks the Joint Commission's own service performance by measuring satisfaction levels of those healthcare organizations undergoing the Joint Commission's accreditation process.

     Healthcare Focus. The Company devotes all of its resources to the healthcare industry and that industry's evolving performance information needs. This focus allows NRC to deliver high quality, survey-based performance information through its staff of 63 full-time professionals who understand the complex competitive and industry issues facing healthcare organizations. The Company believes that its healthcare expertise and experience enhance its competitive position relative to those market research firms that serve multiple industries.

     Service Renewability. The Company has benefited from high renewal rates. Specifically, in each of the last two years over 80% of the Company's total billings were generated from clients served in the prior year. The Company's high renewal rates reflect, in part, competitive factors and industry mandates which necessitate periodic performance tracking as well as the use of performance information, which must be updated regularly and which must be consistent, as a component of physician compensation. The Company believes its dynamic data collection process, multi-level measurement (enterprise-wide, departmental and physician/caregiver level) and multi-year comparative data foster project renewability as healthcare organizations rely on these capabilities to monitor and improve their performance.

     NRC's Dynamic Data Collection Process. The Company believes that its dynamic performance data collection process represents an important competitive advantage over those performance tracking firms that only use static, mass produced questionnaires focusing on one point of care (inpatient, outpatient, emergency room, etc.) regardless of whether they are personalized to each respondent and his or her unique experience. The Company's dynamic data collection process offers questionnaire personalization such as patient name, treating caregiver name, encounter date and, in some cases, exact services received. This level of personalization enables the Company to realize increased response rates and identify client service issues needing improvement. NRC's dynamic data collection process also allows healthcare organizations to add questions relevant to time, market or organization specific issues. This approach allows NRC's dynamic data collection process to evolve with healthcare organizations as they grow and as their performance objectives change as a result of competitive conditions, industry mandates, employer performance guarantees and quality improvement initiatives.

     Healthcare Market Database and Complementary Services. Over the last 11 years, NRC has developed the healthcare industry's most comprehensive syndicated database of performance tracking data. The Market Guide enables the Company's clients to compare their performance results against national and local benchmarks and thereby facilitate the identification of competitive strengths, weaknesses and opportunities. Representing the views of one in every 650 households across the 48 continental states, the Market Guide provides name specific performance data on 600 managed care plans and 2,500 hospitals nationwide and addresses more than 100 industry issues relevant to healthcare payers, providers and purchasers. The Company gives its clients "point and click" access to NRC's syndicated assessments, comparative performance data and industry mandated requirements via its proprietary NRC Report Card System. Finally, in order to provide its clients with a full-service performance tracking and market research capability, NRC also offers its clients custom research services.

GROWTH STRATEGY

     The Company's growth strategy includes the following key elements:

     Leverage Existing Client Base. The Company believes substantial opportunities exist to expand the depth and breadth of current clients' performance tracking programs. During 1996, the Company provided services to more than 200 healthcare organizations, for which the Company gathered and analyzed over 1,000,000 completed surveys. The Company believes that since a majority of its clients do not yet measure performance at either the department or physician/caregiver level, the average number of surveys per client will continue to grow as more healthcare organizations take performance tracking deeper to these levels. This natural measurement progression is emerging as healthcare organizations seek to effect change that will solidify or improve their competitive market position and enhance member retention rates. Furthermore, NRC believes its clients' programs can be broadened through the addition of comprehensive satisfaction surveys of all the constituencies of a healthcare plan or provider, including employers, employees, physicians, patients and/or members. Finally, the Company believes it has the opportunity to cross-sell complementary services to its existing clients because the Company's comparative database, competitor intelligence and best practice information can provide added value to its existing clients' current performance tracking programs.

     Expand Client Base. From 1995 to 1996, the number of clients billed has increased from 155 to 210. The Company believes that its industry experience and reputation as a high quality, cost effective performance tracking provider serving the nation's leading healthcare organizations will enable it to continue to attract new clients for its services. For example, the Company believes a substantial opportunity exists to penetrate those healthcare organizations which do not currently measure performance beyond the enterprise-wide level required by industry mandates or which do not outsource performance tracking. NRC believes there is also an opportunity to sell its renewable syndicated service to healthcare providers and payers not previously served by the Company but whose members' satisfaction is already tracked as part of the Company's syndicated Market Guide. This database of performance information on prospective clients and their competitors has historically been an important point of initial contact for NRC's direct sales force. At the end of 1996, the Company maintained a small direct sales force of only three people. However, NRC added a new sales associate at the end of the second quarter of 1997 and another in the third quarter of 1997 and plans to hire one or more additional sales associates within the next 12 months. The Company believes this sales force growth will allow each sales associate to develop more aggressively new clients in more manageable geographic territories.

     Pursue Strategic Acquisitions and Alliances. The Company believes the fragmented nature of the healthcare performance tracking industry presents strategic opportunities for the Company to acquire or align with other performance information providers. The Company currently intends to explore the acquisition of, or alliances with, firms providing complementary products, services or technologies. The Company sees this strategy as a means to expand its market position, increase its client base and geographic presence and obtain additional personnel with industry experience. NRC may also pursue possible industry partnerships or alliances with firms such as financial or clinical healthcare information companies interested in integrating the Company's syndicated performance information into their own product portfolios.

SERVICES

     The Company believes it is a leading provider of ongoing survey-based performance measurement, analysis and tracking services to the healthcare industry, specializing in survey-based assessments designed to monitor care outcomes including satisfaction and health status. NRC's three primary types of information services are as follows:

     Renewable Performance Tracking Services. The Listening System is NRC's state-of-the-art data collection process which provides ongoing, renewable performance tracking. The Listening System represented 75.9% and 85.7% of the Company's total revenue in 1996 and the first six months of 1997, respectively. This performance tracking program efficiently coordinates and centralizes an organizations' satisfaction monitoring, thereby establishing a uniform methodology and survey instrument needed to obtain valid performance information and improve quality. Using the industry mandated method of mail-based data collection, this assessment process monitors satisfaction across healthcare respondent groups (patients, members, employers, employees, physicians, etc.) and service settings (inpatient, emergency room, outpatient, etc.). Rather than be limited to only static, mass produced questionnaires that provide limited flexibility and performance insights, NRC's proprietary software generates individualized questionnaires, which include personalization such as patient name, treating caregiver name, encounter date and, in some cases, the services received. This personalization enhances the response rates and the relevance of performance data. Flexible and responsive to healthcare organizations changing information needs, NRC creates personalized questionnaires that evaluate service issues specific to each respondent's specific healthcare experience and include questions that address core service factors throughout a healthcare organization.

     As differentiated from other competitors, the Company gathers data through one efficient questionnaire, the contents of which are selected from the Company's library of questions after a client's needs are determined, as opposed to multiple questionnaires that often bombard the same respondents. As a result, the Company's renewable performance tracking programs and data collection process (i) realize higher response rates, obtain data more efficiently, and thereby provide healthcare organizations with more feedback, (ii) eliminate oversurveying (where one respondent receives multiple surveys) and (iii) allow healthcare organizations to adapt questionnaire content to address management objectives and to assess quality improvement programs or other timely marketplace issues. Recognizing that performance programs must do more than just measure satisfaction, NRC has developed a one-page reporting format called the NRC Action Plan that provides a basis on which to make improvements. NRC Action Plans show healthcare organizations which service factors their customer groups value, which have the greatest impact on satisfaction levels and how their performance in relationship to these key indicators changes over time.

     Renewable Syndicated Service. The Company's renewable nationally syndicated service, the NRC Healthcare Market Guide, serves as a stand-alone market information and competitive intelligence source as well as a comparative performance database. This service accounted for 10.1% and 6.4% of the Company's revenue in 1996 and the first six months of 1997, respectively. Since the Company currently sells this service to less than 5% of the nation's healthcare providers, the Company believes there is substantial opportunity to further penetrate this market. Published by NRC bi-annually from 1988 to 1996 and annually since 1996, this survey, which is the largest of its kind, asks consumers via a pre-recruited third-party panel, members of which are sent Market Guide questionnaires to complete, to evaluate their health plans, health systems, physicians/ caregivers and personal health status. Representing the views of one in every 650 households across every county in the continental United States, the Market Guide provides name specific performance data on 600 managed care plans and 2,500 hospitals nationwide and addresses more than 100 data items relevant to healthcare payers, providers and purchasers. Utilizing this proprietary database, the Company is able to produce reports which are customized to meet individual client's specific information needs. Among the data featured are benchmarks specific to the NCQA standardized HEDIS Member Satisfaction Survey that compare health plans on a local, state and/or national level. Similarly, the service's national name search feature allows a healthcare organization with a national or regional presence to simultaneously compare the performance of all its sites and pinpoint where strengths and weaknesses exist. The service's trending capacity details how the performance of a healthcare organization changes over time. Other data collected in the Market Guide profile health plan market share, consumers' health plan decision making factors, physician/caregiver accessibility, hospital/healthcare system quality and chronic patient populations. The Company gives clients easy access to the customized version of the Market Guide they purchase via its CD-ROM-based desktop delivery system -- the Report Card System. This delivery system allows healthcare professionals to generate reports in numerous formats to support their decision making.

     Custom Research. In order to be a sole source provider to its clients, the Company also conducts custom research that measures and monitors market characteristics or issues specific to individual healthcare organizations. NRC's custom research includes consumer recall of promotional and branding campaigns, consumer response to new service offerings and provider perception of health plans and healthcare organizations. The Company generally utilizes phone interviews to collect relevant data for these custom studies. Custom research accounted for 14.0% and 7.9% of the Company's total revenues in 1996 and the first six months of 1997, respectively.

CLIENTS

     The Company's ten largest clients in 1995, 1996 and the first six months of 1997 accounted for 71.1%, 63.9% and 67.9%, respectively, of the Company's total revenues in each of those periods. The Company's largest client, Kaiser, accounted for 43.7%, 40.4% and 34.7% of the Company's total revenues in 1995, 1996 and the first six months of 1997, respectively, and the Company expects that this client will account for approximately 30% of its total revenues for all of 1997. The Company, as a named subcontractor, also expects that the Department of Defense, through a primary contractor, United Healthcare Corporation, will account for more than 10% of total revenues in 1997. Overall, the Company served more than 150 and 200 healthcare organizations in 1995 and 1996, respectively, and the Company believes substantial opportunities exist to further penetrate its existing clients as well as to expand its client base. The Company's clients include the following:

             HEALTH PLANS                     INTEGRATED HEALTHCARE SYSTEMS
             ------------                     -----------------------------
Aetna Dental                              BJC Health System
Empire Blue Cross and Blue Shield         HealthSouth Corporation
Kaiser                                    Jewish Hospital Healthcare Services
MEDICAL GROUPS                            OTHER
Healthcare Partners Medical Group         American Hospital Association
Mayo Clinic                               Department of Defense
Ochsner Medical Institutions              Joint Commission


     Examples of the Company's client relationships, which represent the nature of the Company's services and performance measurement solutions, are set forth below:

     Health Plan Multi-Level Measurement. One of the nation's largest HMOs began working with the Company four years ago to assess the satisfaction of its members and patients. The project's first phase approached this measurement from an enterprise-wide level -- how the HMO is performing in its West Coast marketplace -- and at the department level -- examining the performance of each of its owned medical centers and medical practices. From its original contract, the Company has substantially expanded the scope of services provided to this client by drilling down to the physician level. As a result, the number of questionnaires processed by the Company on behalf of this client in 1996 was 150% greater than the number processed in 1994. This continuous measurement allows the HMO to monitor the physician-patient relationship in terms of key market issues such as access (including wait time, days to appointment and doctor choice) and care dynamics (including familiarity with health history, effective listening, understandable explanations of procedures, etc.) With the aid of the Company, the HMO is able to internally disseminate detailed physician "report cards" or performance reports that provide feedback to physicians and management, allowing them to improve the physician-patient relationship. This HMO uses the individual physician's scores in its physician compensation and bonus structures.

     Integrated Healthcare System Measurement. More than seven years ago, the Company began a performance measurement program for a Midwestern hospital covering inpatient, outpatient and emergency room services. The Company's dynamic data collection process facilitated expanded client surveying as the hospital led local market consolidation, culminating in its current status as a 16-hospital health system. The Company utilizes a survey instrument assessing performance not only of acute care services historically measured for the system but also of services added to the healthcare system such as long-term care, home health, occupational medicine, mental health and hospice. The Company's ability to measure simultaneously issues specific to each service point as well as core service factors (also found on employee and physician surveys) pertinent throughout the organization enables the health system to monitor performance and identify improvement opportunities at the department and enterprise-wide levels. The Company's long-term relationship with the health system has fostered a highly valued measurement system championed by top management and used in conjunction with continuous quality improvement processes. To create enterprise-wide accountability, satisfaction results are used as a component within executives' incentive programs and staff performance appraisals. The Company collected data specific to the client's organizational objectives which the client was able to utilize in establishing incentives to influence positive behavior. The Company's tracking program can seamlessly respond to the client's specific information needs for tracking management objectives and quality initiatives by adding questions, service points assessed and reporting formats.

     Medical Group Performance Measurement Leveraging Market Position. The Company's physician/caregiver level performance measurement and database of industry comparables provided the information solution a Southern-based medical group needed to efficiently address performance improvement opportunities and enhance its market position. The medical group, prior to its nine-year relationship with the Company, used an internally created tool to analyze physician and practice performance. However, because other local medical groups used different satisfaction instruments, the medical group could not fulfill its need to compare its scores with those of other local physicians. The Company's solution involved questionnaires tailored to the unique information needs of the group's practices and also included "core" questions represented in the Company's comparative database. Implemented across the group's more than 450 physicians in 45 specialties and subspecialties, the Company's performance system allowed physicians and clinics to determine whether their performance was worse than, the same as or better than colleagues in similar specialities locally, as well as nationwide. These benchmarks and best-practice examples have allowed the group to capitalize on strengths and address weaknesses identified by the Company's measurement system. The Company's data supported a marketing campaign emphasizing the group's very high "overall quality of care" score compared to other physicians in its market. In addition, the Company assisted the group in leveraging its access scores by conducting a custom community study that quantified patients' access expectations (how long was an acceptable office wait time, days to appointment, etc.). Knowing what patients wanted and how the group compared to other local practices, the Company helped the group identify where resources should be allocated to improve patient experiences and service ratings.

SALES AND MARKETING

     The Company has generated the majority of its revenues from client renewals, supplemented by its internal marketing efforts and a limited sales force. In order to increase geographic penetration, NRC added one sales associate to its existing three person sales force at the end of the second quarter of 1997 and another in the third quarter of 1997. These new sales associates will direct NRC's sales efforts from Nashville and Atlanta. The Company is also in the process of searching for additional sales associates. As compared to the typical industry practice of compensating salespeople with relatively high base pay and a relatively small sales commission, NRC compensates its sales associates with relatively low base pay and a relatively high, per sale commission. The Company believes this compensation structure provides incentives to its sales associates to surpass sales goals and increases the Company's ability to attract top quality sales associates. The average healthcare/market research industry experience of the Company's sales associates is 8.75 years.

     Numerous marketing efforts support the direct sales force's new business generation and project renewal initiatives. NRC conducts an annual direct marketing campaign around scheduled trade shows, including leading industry conferences such as the National Managed Healthcare Congress and American Association of Health Plans' Institute. NRC uses this lead generation mechanism to track the effectiveness of marketing efforts and add generated leads to its database of current and potential client contacts. In addition, NRC plans to implement a telemarketing sales strategy to qualify the highest quality potential leads. Finally, the Company's public relations program includes (i) an ongoing presence in leading industry trade press and in the mainstream press; (ii) public speaking at strategic industry conferences;
(iii) monthly "Perspectives on Performance" articles (which are in-depth discussions of performance tracking applications, trends and policies) sent to current clients and top prospects; (iv) fostering relationships with key industry constituencies (HCFA, Joint Commission and NCQA); and (v) an annual Quality Leaders award program recognizing top-ranking HMOs and health systems in approximately 100 markets. The Company is also co-authoring an industry manual with renowned researcher John E. Ware, Ph.D., of the New England Medical Center's Health Institute.

     The Company's integrated marketing activities facilitate its ongoing receipt of project requests-for-proposals as well as direct sales force initiated prospect contact. The sales process typically spans a 90-day period encompassing the identification of a healthcare organization's information needs, the education of prospects on NRC solutions (via proposals, in-person sales presentations and on-line product demonstrations) and the closing of the sale. The Company's sales cycle varies depending on the particular service being marketed and the size of the potential project.

COMPETITION

     The healthcare information and market research industry is highly competitive. The Company has traditionally competed both with healthcare organizations' internal marketing, market research and/or quality improvement departments which create their own performance measurement tools and with relatively small specialty research firms which provide survey-based healthcare market research and/or performance assessment. The Company anticipates that in the future it may increasingly compete with (i) traditional market research firms which are significant providers of survey-based, general market research and (ii) firms which provide services or products that complement healthcare performance assessments, such as healthcare software or information systems. Although only a few of these competitors have to date offered survey-based, healthcare market research that competes directly with the Company's services, many of these competitors have substantially greater financial, information gathering and marketing resources than the Company and could decide to increase their resource commitments to the Company's market. There are relatively few barriers to entry into the Company's market, and the Company expects increased competition in its market, which could adversely affect the Company's operating results through pricing pressure, increased marketing expenditures and market share losses, among other factors. There can be no assurance that the Company will continue to compete successfully against existing or new competitors. See "Risk Factors -- Competition."

     The Company believes the primary competitive factors within its market include quality of service, timeliness of delivery, service uniqueness, credibility of provider, industry experience and price. NRC believes that its industry leadership position, exclusive focus on the healthcare industry, dynamic questionnaire, syndicated Market Guide and comparative performance database, and its relationships with leading healthcare payers and providers position the Company to compete in this market.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

     The Company's success is in part dependent upon its data collection process, research methods, data analysis techniques and internal systems and procedures that it has developed specifically to serve clients in the healthcare industry. The Company has no patents; consequently, it relies on a combination of copyright, trademark and trade secret laws and employee nondisclosure agreements to protect its systems and procedures. There can be no assurance that the steps taken by the Company to protect its rights will be adequate to prevent misappropriation of such rights or that third parties will not independently develop functionally equivalent or superior systems or procedures. The Company believes that its systems and procedures and other proprietary rights do not infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future or that any such claims will not result in protracted and costly litigation, regardless of the merits of such claims. See "Risk Factors -- Limited Protection of the Company's Systems and Procedures."

EMPLOYEES

     As of July 1, 1997, the Company employed a total of 64 persons on a full-time basis. In addition, as of such date the Company had 160 part-time associates primarily in its survey operations, representing approximately 101 full-time equivalent employees. None of the Company's employees are represented by a collective bargaining agreement. The Company considers its relationship with its employees to be excellent.

FACILITIES

     The Company's headquarters is located in approximately 25,000 square feet of leased office space in Lincoln, Nebraska. This facility houses all the capabilities necessary for NRC's survey programming, printing and distribution; telephone interviewing; data processing, analysis and report generation; marketing; and corporate administration. The lease on this facility is on a month to month basis. The Company plans to move to an approximately 35,000 square foot new leased facility by the end of the first quarter of 1998 to accommodate its growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LEGAL PROCEEDINGS

     The Company is not subject to any material pending litigation.

                                   MANAGEMENT

OFFICERS AND DIRECTORS

     The following table sets forth information, as of the date of this Prospectus, regarding the officers and directors of the Company.


             NAME                AGE                              POSITIONS
             ----                ---                              ---------
Michael D. Hays................  42    President, Chief Executive Officer and Director
Jona S. Raasch.................  39    Vice President and Chief Operations Officer
Patrick E. Beans...............  40    Vice President, Treasurer, Chief Financial Officer, Secretary
                                       and Director
Sharon Flaherty................  50    Vice President-Sales, Marketing and Client Services
Daniel Bernard.................  47    Vice President-Information Systems


     Michael D. Hays has served as President and Chief Executive Officer and as a director since he founded the Company in 1981. Prior thereto, Mr. Hays served for seven years as a Vice President and a director of SRI Research Center, Inc. (n/k/a the Gallup Organization). Mr. Hays has more than 23 years of experience in the healthcare and survey-based research industries.

     Jona S. Raasch has served as Vice President and Chief Operations Officer since September 1988. Prior to joining the Company, Ms. Raasch held various positions with A.C. Nielsen. Ms. Raasch has more than 17 years of experience in the healthcare and survey-based research industries.

     Patrick E. Beans has served as the principal financial officer since he joined the Company in August 1994. Mr. Beans was elected Vice President, Treasurer and Chief Financial Officer in August 1997 and Secretary in September 1997. Immediately prior to this offering, Mr. Beans will be elected as a director. From June 1993 until joining the Company, Mr. Beans was the finance director for the Central Interstate Low-Level Radioactive Waste Commission, a five-state compact developing a low-level radioactive waste disposal plan. From 1979 to 1988 and from June 1992 to June 1993, he practiced as a certified public accountant.

     Sharon Flaherty joined the Company in December 1996 and serves as Vice President-Sales, Marketing and Client Services. From 1972 until joining the Company, Ms. Flaherty held various positions with Kaiser Foundation Health Plan, Inc. and its affiliates, an HMO, including the last three years (from May 1993 to June 1996) as President of Kaiser Foundation Health Plan of Texas.

     Daniel Bernard has served as Vice President-Information Systems since he joined the Company in 1986. Prior thereto, Mr. Bernard was the manager of Chilton Research Organization's syndicated service group, survey systems and programming. Mr. Bernard has more than 24 years of experience in the healthcare and survey-based research industries.

     Executive officers of the Company are elected by, and serve at the discretion of, the Board of Directors. The Board of Directors currently consists of one director and Mr. Beans will be elected a director immediately prior to this offering. The Company intends to name at least two additional directors, who will be independent directors, within 60 days of the completion of this offering to serve with Mr. Hays and Mr. Beans. Mr. Hays, as a director and the Company's principal shareholder, and Mr. Beans, as a director, will determine who the two additional directors will be. The Company's Articles of Incorporation and By-Laws divide the Board of Directors into three classes. The directors serve staggered terms of three years, with the members of one class being elected in any year, as follows: (i) one director has been designated as a Class I Director and will serve until the 1998 annual meeting; (ii) Patrick E. Beans will be designated as a Class II Director and will serve until the 1999 annual meeting; (iii) Michael D. Hays and one other director have been designated as Class III Directors and will serve until the 2000 annual meeting; and in each case until their respective successors are duly elected and qualified. There are no family relationships between any directors or executive officers of the Company.

DIRECTOR COMPENSATION

     Directors who are executive officers of the Company receive no compensation for service as members of either the Board of Directors or committees thereof. Directors who are not executive officers of the Company will be paid an annual retainer and a fee for each committee meeting attended, the amounts of which will be determined within 60 days of the completion of this offering. Additionally, directors will be reimbursed for out-of-pocket expenses associated with attending meetings of the Board of Directors and committees thereof.

     Pursuant to the Director Plan, each director who is not an employee of the Company will receive 40% of his or her annual retainer in cash and the remaining 60% in shares of Common Stock, and will receive an annual grant of an option to purchase 1,000 shares of Common Stock. The options will have an exercise price equal to the fair market value of the Common Stock on the date of grant and will vest one year after the grant date.

BOARD COMMITTEES

     The Board of Directors established standing Audit and Compensation Committees in August 1997. The Audit Committee is responsible for recommending to the Board of Directors the appointment of independent auditors, approving the scope of the annual audit activities of the auditors, approving the audit fee payable to the auditors and reviewing audit results. It is expected that within 60 days of the completion of this offering the Board of Directors will appoint the members of the Audit Committee, which will consist of three directors, including two independent directors. The Compensation Committee reviews and recommends to the Board of Directors the compensation structure for the Company's directors, officers and other managerial personnel, including salary rates, participation in any incentive compensation and benefit plans, fringe benefits, non-cash perquisites and other forms of compensation, and administers the Equity Incentive Plan. It is expected that within 60 days of the completion of this offering the Board of Directors will appoint the members of the Compensation Committee, which will consist of two independent directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company will not have an active Compensation Committee of the Board of Directors until the two independent directors are named. As a result, Michael D. Hays was, and, until such directors are named, he and Patrick E. Beans will be, responsible for fixing the compensation to be paid to the executive officers of the Company.

EXECUTIVE COMPENSATION

     The following table sets forth certain information concerning the compensation paid to, earned by or awarded to the Company's Chief Executive Officer and the Company's only other executive officers whose total cash compensation exceeded $100,000 in the fiscal year ended December 31, 1996. The persons named in the table are sometimes referred to herein as the "named executive officers."

                           SUMMARY COMPENSATION TABLE

                                                            ANNUAL COMPENSATION
                                                           ----------------------    ALL OTHER
           NAME AND PRINCIPAL POSITION              YEAR    SALARY       BONUS      COMPENSATION
           ---------------------------              ----    ------       -----      ------------
Michael D. Hays...................................  1996   $140,000   $ 70,000(1)    $1,523(2)
  President and Chief Executive Officer
Jona S. Raasch....................................  1996     72,472    117,290(3)     1,167(4)
  Vice President and Chief Operations Officer
Patrick E. Beans..................................  1996     72,472    117,290(3)     1,167(4)
  Vice President, Treasurer and Chief Financial
     Officer

-------------------------
(1) Discretionary bonus.

(2) Premiums for disability insurance paid by the Company for the benefit of Mr. Hays.

(3) Includes $77,036 awarded in 1996 under the Company's prior annual incentive plan, $21,627 paid in 1996 under the Company's prior annual incentive plan as a result of awards made in earlier years, $15,407 awarded in 1996 under the Company's prior quarterly incentive plan and $3,220 paid in 1996 under the Company's prior quarterly incentive plan as a result of an award made in 1995. Subject to potential forfeiture on termination of employment, awards made under the Company's prior annual incentive plan vest and become payable in 20% increments following the end of each fiscal year over a five-year period. Effective June 30, 1997, the Company terminated its prior annual and quarterly incentive plans and currently intends to replace them with a new incentive plan, the terms of which have not been established.

(4) Additional wages paid by the Company when professional development programs were attended.

EMPLOYMENT AGREEMENTS

     On July 15, 1994, the Company set forth the terms and conditions of Patrick
E. Beans' employment with the Company in an employment memorandum. Pursuant to this memorandum, Mr. Beans is entitled to an annual base salary of $70,000 and is entitled to participate in the Company's incentive plan, the National Research Corporation 401(k) Savings Plan and a stock option pool or similar benefit plan (which will be the Equity Incentive Plan). Under this memorandum, the Company agreed to employ Mr. Beans as its Chief Financial Officer.

EMPLOYEE BENEFIT PLANS

     Equity Incentive Plan. In August 1997, the Board of Directors adopted, and the Company's shareholders approved, the Equity Incentive Plan. The purpose of the Equity Incentive Plan is to promote the best interests of the Company and its shareholders by providing employees of the Company with an opportunity to acquire an interest in the Company. The Equity Incentive Plan is intended to promote continuity of management and to provide increased incentive and personal interest in the welfare of the Company by employees upon whose judgment, interest and special effort the successful conduct of the Company's business is dependent.

     The Equity Incentive Plan may be administered by a committee of the Board of Directors consisting of two or more directors or by the entire Board of Directors. Once the members of the Compensation Committee of the Board of Directors (the "Committee") are appointed, the Committee will administer the Equity Incentive Plan and will have the authority to establish rules for the administration of the Equity Incentive Plan; to select the employees of the Company to whom awards will be granted; to determine the types of awards to be granted to employees and the number of shares covered by such awards; and to set the terms and conditions of such awards. Prior to such time, the entire Board of Directors shall perform the functions of the Committee with respect to the Equity Incentive Plan.

     Any employee of the Company or of any of its future affiliates, including any officer or employee-director of the Company or of any of its future affiliates, is eligible to be granted awards by the Committee under the Equity Incentive Plan. The Equity Incentive Plan authorizes the granting to employees of: (i) stock options, which may be either incentive stock options meeting the requirements of Section 442 of the Code or non-qualified stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) performance shares and
(v) other stock-based awards and benefits. No awards may be granted under the Equity Incentive Plan after the date of the Company's annual meeting of shareholders in the year 2001.

     The maximum number of shares of Common Stock which may be issued and sold under the Equity Incentive Plan is 730,000 shares. The Company expects to grant options to purchase approximately 225,000 shares of Common Stock simultaneously with this offering at an exercise price per share equal to the initial public offering price, of which none are expected to be granted to the named executive officers. The Company anticipates that options granted to other executive officers will vest in equal increments over a three-year period and that each of the other options granted will vest in equal increments over a two-year period. Consequently, none of such options will be exercisable until one year after the date of this Prospectus. If any dividend or other distribution, recapitalization, stock split, reorganization, merger, consolidation, combination, repurchase or exchange of shares of Common Stock, issuance of warrants or other rights to purchase shares of

Common Stock or other similar corporate transaction or event effects the shares of Common Stock so that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits intended to be made available under the Equity Incentive Plan, then the Committee will have the authority to adjust (i) the number and type of shares subject to the Equity Incentive Plan and which thereafter may be made the subject of awards, (ii) the number and type of shares subject to outstanding awards, and (iii) the grant, purchase or exercise price with respect to an award or may make provision for a cash payment to the holder of an outstanding award.

     Profit Sharing Plan. The Company maintains the National Research Corporation Profit Sharing Plan (the "Profit Sharing Plan"). The Profit Sharing Plan permits employee before-tax contributions, employee after-tax contributions and provides for employer incentive matching contributions and employer discretionary contributions. Substantially all of the Company's employees who have completed one year of service and attained age 21 become participants in the Profit Sharing Plan on the first day coinciding with or following the date on which they satisfy the eligibility criteria. Employee contributions to the Profit Sharing Plan are 100% vested at the time of contribution. Company contributions to the Profit Sharing Plan may be, at the Company's option, partly or fully vested at the time of contribution, with any portion thereof not vested at the time of contribution vesting in equal increments over a five-year period starting after two years of service. Vested accounts are distributable upon a participant's retirement.

     401(k) Savings Plan. The Company maintains the National Research Corporation 401(k) Savings Plan, a defined contribution retirement plan with a cash or deferred arrangement as described in Section 401(k) of the Code (the "401(k) Savings Plan"). The 401(k) Savings Plan is intended to be qualified under Section 401(a) of the Code. All employees of the Company who have completed one year of service and attained age 21 are eligible to participate in the 401(k) Savings Plan on the first day of the month coinciding with or following the date on which they satisfy the eligibility criteria. The 401(k) Savings Plan provides that each participant may make elective contributions from 1% to 15% of his or her compensation, subject to statutory limits. The 401(k) Savings Plan also provides for matching contributions and discretionary contributions, subject to statutory limits.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under the WBCL and the Company's By-Laws, directors and officers of the Company are entitled to mandatory indemnification from the Company against certain liabilities and expenses (a) to the extent such officers or directors are successful in the defense of a proceeding and (b) in proceedings in which the director or officer is not successful in the defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform his or her duties to the Company and such breach or failure constituted: (i) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director or officer had a material conflict of interest; (ii) a violation of the criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;
(iii) a transaction from which the director or officer derived an improper personal profit; or (iv) willful misconduct.

     Under the WBCL, directors of the Company are not personally liable to the Company, its shareholders or any person asserting rights on behalf of the Company or its shareholders for certain breaches or failures to perform any duty resulting solely from their status as such directors, except in circumstances paralleling those in subparagraphs (i) through (iv) outlined above. These provisions pertain only to breaches of duty by directors as directors and not in any other corporate capacity, such as officers. As a result of such provisions, shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders in any particular case, shareholders may not have an effective remedy against the challenged conduct. It is possible, although unlikely, that as a result of these provisions, directors may not demonstrate the same level of diligence or care since they are protected by these provisions. The Company believes the limitations of liability provisions in the Company's By-Laws and under the WBCL will facilitate the Company's ability to attract and retain qualified individuals to serve as directors of the Company.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of October 1, 1997, and as adjusted to reflect the sale of the shares offered hereby, by: (i) each of the Company's directors; (ii) each of the named executive officers; (iii) all directors and all executive officers as a group; and (iv) each person or other entity known by the Company to own beneficially more than 5% of the Common Stock. Except as otherwise indicated in the footnotes, each of the holders has an address in care of the Company's principal executive offices and has sole voting and investment power over the shares beneficially owned, subject to any applicable community or marital property laws.

                                                NUMBER OF SHARES           SHARES         SHARES BENEFICIALLY
                                               BENEFICIALLY OWNED          BEING              OWNED AFTER
                                              PRIOR TO OFFERING(1)       OFFERED(2)          OFFERING(1)(2)
                                             ----------------------      ----------      ----------------------
                   NAME                       NUMBER        PERCENT                       NUMBER        PERCENT
                   ----                       ------        -------                       ------        -------
Michael D. Hays............................  6,012,910        99.3%       850,000        5,162,910       70.7%
Jona S. Raasch.............................     42,090           *             --           42,090(3)       *
Patrick E. Beans...........................          0          --             --                0(3)      --
All directors and executive officers as a
  group (4 persons)........................  6,055,000       100.0%       850,000        5,205,000       71.3%

-------------------------
*                                                                   Less than 1%

(1) Based on 6,055,000 shares of Common Stock outstanding as of October 1, 1997 and 7,305,000 shares of Common Stock outstanding immediately after this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.

(2) Assumes no exercise of the Underwriters' over-allotment option to purchase 315,000 shares of Common Stock from the Selling Shareholder. If the Underwriters' over-allotment option is exercised in full, upon completion of this offering Mr. Hays would beneficially own 4,847,910 shares (or 66.4%).


(3) In connection with this offering and prior to termination of the Company's S Corporation status, the Company intends to pay special cash bonuses aggregating $1,740,000 to Ms. Raasch and Mr. Beans in order to allow them to purchase shares of Common Stock and align the interests of all the named executive officers with the interests of the Company's shareholders. Substantially all of the after-tax proceeds of these bonuses will be used by Ms. Raasch and Mr. Beans to purchase an aggregate of approximately 75,000 shares of the Company's Common Stock in this offering (assuming an initial public offering price of $12.00 per share).

                              CERTAIN TRANSACTIONS

     Prior to joining the Company in 1996, Sharon Flaherty, Vice President-Sales, Marketing and Client Services, served as President of Kaiser Foundation Health Plan of Texas and as a Vice President of Kaiser Foundation Health Plan, Inc., the parent of Kaiser. Kaiser Permanente-Northern California Region began its relationship with the Company in 1994 and accounted for 40.4% of the Company's total revenues in 1996.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $.001, and 2,000,000 shares of Preferred Stock, par value $.01.

     The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Articles of Incorporation, which is included as an exhibit to the Registration Statement of which this Prospectus is a part, and by the provisions of applicable law.

COMMON STOCK

     There will be 7,305,000 shares of Common Stock outstanding after giving effect to the sale of Common Stock offered by the Company hereby.

     After all cumulative dividends have been paid or declared and set apart for payment on any shares of Preferred Stock that are outstanding, the Common Stock is entitled to such dividends as may be declared from time to time by the Board of Directors in accordance with applicable law.

     Except as provided under Wisconsin law and except as may be determined by the Board of Directors of the Company with respect to any series of Preferred Stock, only the holders of Common Stock shall be entitled to vote for the election of directors of the Company and on all other matters. Holders of Common Stock are entitled to one vote for each share of Common Stock held by them on all matters properly submitted to a vote of shareholders, subject to Section
180.1150 of the WBCL (described below under "Certain Statutory, Articles of Incorporation and By-Law Provisions"). Shareholders have no cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected.

     All shares of Common Stock are entitled to participate equally in distributions in liquidation, subject to the prior rights of any Preferred Stock which may be outstanding. Holders of Common Stock have no preemptive rights to subscribe for or purchase shares of the Company. There are no conversion rights, sinking fund or redemption provisions applicable to the Common Stock. The outstanding shares of Common Stock are, and the Common Stock to be issued by the Company in this offering will be, fully paid and nonassessable, except for certain statutory liabilities which may be imposed by Section 180.0622(2)(b) of the WBCL for unpaid employee wages.

     The transfer agent for the Common Stock is Firstar Trust Company, Milwaukee, Wisconsin.

PREFERRED STOCK

     Pursuant to the Company's Articles of Incorporation, the Board of Directors has the authority, without further action by the shareholders, to issue up to 2,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without shareholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change of control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock, and may adversely affect the voting and other rights of the holders of Common Stock. At present, there are no shares of Preferred Stock outstanding and the Company has no plans to issue any of the Preferred Stock.

CERTAIN STATUTORY, ARTICLES OF INCORPORATION AND BY-LAW PROVISIONS

     Section 180.1150 of the WBCL provides that the voting power of shares of public Wisconsin corporations such as the Company held by any person or persons acting as a group in excess of 20% of the voting power in the election of directors is limited to 10% of the full voting power of those shares. This statutory voting restriction does not apply to shares acquired directly from the Company or in certain specified transactions or shares for which full voting power has been restored pursuant to a vote of shareholders.

     Sections 180.1140 to 180.1144 of the WBCL and Article 9 of the Articles of Incorporation of the Company (collectively, the "Wisconsin Business Combination Restriction") regulate a broad range of "business combinations" between a Wisconsin corporation and an "interested stockholder." The Wisconsin Business Combination Restriction defines a "business combination" to include a merger or share exchange, sale, lease, exchange, mortgage, pledge, transfer, or other disposition of assets equal to at least 5% of the market value of the stock or assets of a corporation or 10% of its earning power, issuance of stock or rights to purchase stock with a market value equal to at least 5% of the outstanding stock, adoption of a plan of liquidation, and certain other transactions involving an "interested stockholder." An "interested stockholder" is defined as a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within the last three years. The Wisconsin Business Combination Restriction prohibits a corporation from engaging in a business combination (other than a business combination of a type specifically excluded from the coverage of the statute) with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in a person becoming an interested stockholder before such acquisition. Business combinations after the three-year period following the stock acquisition date are permitted only if (a) the board of directors approved the acquisition of the stock prior to the acquisition date, (b) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested stockholder, or (c) the consideration to be received by shareholders meets certain requirements of the Wisconsin Business Combination Restriction with respect to form and amount. The Wisconsin Business Combination Restriction does not currently apply to Michael
D. Hays since it does not apply to the shares of Common Stock currently held by Mr. Hays and the Board of Directors of the Company approved for purposes of the Wisconsin Business Combination Restriction any acquisitions (whether by purchase, gift or otherwise) made by Mr. Hays after September 12, 1997. The Board's approval of future acquisitions of Common Stock by Mr. Hays for purposes of the Wisconsin Business Combination Restriction, which was adopted when Mr. Hays was the sole director, can be rescinded at any time by further Board action.

     Sections 180.1130 to 180.1133 of the WBCL provide that certain "business combinations" not meeting specified adequacy-of-price standards must be approved by a vote of at least 80% of the votes entitled to be cast by shareholders and by two-thirds of the votes entitled to be cast by shareholders other than a "significant shareholder" who is a party to the transaction. The term "business combination" is defined to include, subject to certain exceptions, a merger or consolidation of the Company (or any subsidiary thereof) with, or the sale or other disposition of substantially all of the assets of the Company to, any significant shareholder or affiliate thereof. "Significant shareholder" is defined generally to include a person that is the beneficial owner of 10% or more of the voting power of the Common Stock.

     Section 180.1134 (the "Wisconsin Defensive Action Restrictions") provides that, in addition to the vote otherwise required by law or the articles of incorporation of an issuing public corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. Under the Wisconsin Defensive Action Restrictions, shareholder approval is required for the corporation to (a) acquire more than 5% of the outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares or (b) sell or option assets of the corporation which amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors and a majority of the independent directors vote not to have this provision apply to the corporation. The restrictions described in clause (a) above may have the effect of deterring a shareholder from acquiring shares of the Company with the goal of seeking to have the Company repurchase such shares at a premium over the market price.

     Under the Company's Articles of Incorporation and By-Laws, the Board of Directors of the Company is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. The Articles provide that any vacancies on the Board of Directors shall be filled only by the affirmative vote of a majority of the directors in office, even if less than quorum. Any director so elected will serve until the next election of the class for which such director is chosen and until his or her successor is duly elected and qualified. See "Management -- Executive Officers and Directors."

     The Articles of Incorporation of the Company provide that any director may be removed from office, but only for cause by the affirmative vote of at least 66 2/3% of all outstanding shares entitled to vote in the election of directors. However, if at least two-thirds of the Board of Directors plus one director vote to remove a director, such director may be removed without cause by a majority of the outstanding shares of the Company entitled to vote thereon.

     In addition, the By-Laws of the Company establish a procedure which shareholders seeking to call a special meeting of shareholders must satisfy. This procedure involves notice to the Company, the receipt by the Company of written demands for a special meeting from holders of 10% or more of the issued and outstanding shares of Common Stock, a review of the validity of such demands by an independent inspector appointed by the Company and the fixing of the record and meeting dates by the Board of Directors. In addition, shareholders demanding such a special meeting must deliver to the Company a written agreement to pay the costs incurred by the Company in holding a special meeting, including the costs of preparing and mailing the notice of meeting and the proxy materials for the solicitation by the Company of proxies for use at such meeting, in the event such shareholders are unsuccessful in their proxy solicitation.

     The By-Laws of the Company also provide the Board of Directors of the Company with discretion in postponing shareholder meetings, including, within certain limits, special meetings of shareholders. Additionally, the President or the Board of Directors (acting by resolution) may adjourn a shareholder meeting at any time prior to the transaction of business at such meeting. The By-Laws of the Company also contain strict time deadlines and procedures applicable to shareholders seeking to nominate a person for election as a director or to otherwise bring business before a meeting.

     The foregoing provisions of the Company's Articles of Incorporation and By-Laws and the WBCL could have the effect of delaying, deferring or preventing a change of control of the Company. See "Risk Factors -- Effect of Anti-Takeover Provisions."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have outstanding an aggregate of 7,305,000 shares of Common Stock. Of these outstanding shares of Common Stock, the 2,100,000 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 5,205,000 shares of Common Stock held by existing shareholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares") and will be subject to the lock-up arrangements described below. Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 144(k) promulgated under the Securities Act, which are summarized below. All of such Restricted Shares have been held in excess of one year. Sales of the Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock.

     The Company and its directors and executive officers, including all current shareholders, have entered into contractual "lock-up" agreements providing that, except for the granting of options or the issuance of shares of Common Stock under the Director Plan, they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of the shares of Common Stock owned by them or that could be purchased by them through the exercise of options to purchase Common Stock of the Company for a period of 180 days after the date of this Prospectus without the prior written consent of William Blair & Company, L.L.C. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144 and 144(k), the shares subject to lock-up agreements will not be saleable until 180 days after the date of this Prospectus. William Blair & Company, L.L.C., in its discretion, may waive the foregoing restrictions in whole or in part, with or without a public announcement of such action.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner except an affiliate of the Company) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then outstanding (which will equal 73,050 shares immediately after this offering); or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate of the Company), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

     The preceding description does not give effect to the shares of Common Stock which may be offered and sold pursuant to the Equity Incentive Plan or the Director Plan. See "Management -- Director Compensation" and "-- Employee Benefit Plans -- Equity Incentive Plan." The Company intends to file registration statements under the Securities Act, in the case of the Equity Incentive Plan not earlier than 180 days after the date of this Prospectus, to register the shares of Common Stock issuable under the Equity Incentive Plan and the Director Plan, which shares will be available for sale in the public market, subject to the volume and other limitations of Rule 144 for shares held by affiliates of the Company. In connection with this offering, options to purchase 225,000 shares of Common Stock will be granted under the Equity Incentive Plan at an exercise price equal to the offering price.

     Since there has been no public market for the Common Stock prior to this offering, no predictions can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock.

                                  UNDERWRITING

     The several Underwriters named below (the "Underwriters"), for whom William Blair & Company, L.L.C. and Robert W. Baird & Co. Incorporated are acting as Representatives (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement by and among the Company, the Selling Shareholder and the Underwriters (the "Underwriting Agreement"), to purchase from the Company and the Selling Shareholder, and the Company and the Selling Shareholder have agreed to sell to the Underwriters, the respective number of shares of Common Stock set forth opposite each Underwriter's name in the table below.

                                                                NUMBER OF
                        UNDERWRITERS                             SHARES
                        ------------                            ---------
William Blair & Company, L.L.C..............................
Robert W. Baird & Co. Incorporated..........................

                                                                ---------
     Total..................................................    2,100,000
                                                                =========

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Common Stock offered hereby if any is purchased (excluding shares covered by the over-allotment option granted therein). In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriters shall be increased or the Underwriting Agreement may be terminated.

     The Representatives have advised the Company and the Selling Shareholder that the Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and
to selected dealers at such price less a concession of not more than $     per
share. The Underwriters may allow, and such dealers may re-allow, a concession
not in excess of $     per share to certain other dealers. After the public
offering, the public offering price and other selling terms may be changed by the Underwriters.

     The Selling Shareholder has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 315,000 shares of Common Stock at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase any such additional shares pursuant to this option, the Underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the Common Stock offered hereby.

     The Company and its directors and executive officers, including all current shareholders, have agreed that they will not sell, contract to sell or otherwise dispose of any Common Stock or any interest therein for a period of 180 days after the date of this Prospectus without the prior written consent of William Blair & Company, L.L.C., except for the Common Stock offered hereby. William Blair & Company, L.L.C., in its discretion, may waive the foregoing restrictions in whole or in part, with or without a public announcement of such action. See "Shares Eligible for Future Sale."

     The Company and the Selling Shareholder have agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiations among the Company and the Representatives. Among the factors which will be considered in such negotiations will be the prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company, the Selling Shareholder and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors which may be deemed relevant.

     The Representatives have informed the Company that the Underwriters will not confirm, without client authorization, sales to their client accounts as to which they have discretionary authority.

     Until the distribution of the shares is completed, the rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. In addition, if the Representatives over-allot (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus), and thereby create a short position in the Common Stock in connection with this offering, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described herein.

     The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of the Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of this offering. In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the offering. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.


     At the request of the Company, the Underwriters have reserved shares of Common Stock for purchase in this offering by certain officers, directors and employees of the Company, certain customers of the Company and other persons with whom the Company does business. It is anticipated that the named executive officers of the Company other than the Selling Shareholder will use substantially all of the after-tax proceeds of their special cash bonuses to purchase an aggregate of approximately 75,000 shares of Common Stock in this offering (assuming an initial public offering price of $12.00 per share).


                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholder by Foley & Lardner, Milwaukee, Wisconsin. Certain legal matters will be passed upon for the Underwriters by Sachnoff & Weaver, Ltd., Chicago, Illinois.

                                    EXPERTS

     The financial statements of the Company at December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and in the Registration Statement, have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         NATIONAL RESEARCH CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Independent Auditors' Report................................    F-2
Balance Sheets as of December 31, 1995 and 1996 and June 30,
  1997 and Pro Forma Balance Sheet as of June 30, 1997......    F-3
Statements of Income for the years ended December 31, 1994,
  1995 and 1996 and for the six months ended June 30, 1996
  and 1997..................................................    F-4
Statements of Shareholders' Equity for the years ended
  December 31, 1994, 1995 and 1996 and for the six months
  ended June 30, 1997.......................................    F-5
Statements of Cash Flows for the years ended December 31,
  1994, 1995 and 1996 and for the six months ended June 30,
  1996 and 1997.............................................    F-6
Notes to Financial Statements...............................    F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
National Research Corporation:

     We have audited the accompanying balance sheets of National Research Corporation as of December 31, 1995 and 1996, and the related statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Research Corporation as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Lincoln, Nebraska
June 6, 1997, except as to
note 8 which is as
of August 8, 1997

                         NATIONAL RESEARCH CORPORATION

                                 BALANCE SHEETS

                                                     DECEMBER 31,                      PRO FORMA
                                                -----------------------    JUNE 30,     JUNE 30,
                                                   1995         1996         1997         1997
                                                ----------   ----------   ----------   ----------
                                                                                (UNAUDITED)
                    ASSETS
Current assets:
  Cash and cash equivalents...................  $  934,800   $2,782,212   $3,621,662   $       --
  Investments in marketable debt securities...     587,245    1,476,965      306,779      306,779
  Trade accounts receivable, less allowance
     for doubtful accounts of $25,000 in 1995,
     $45,000 in 1996, and $55,000 in 1997.....   2,912,122    1,216,812    2,171,018    2,171,018
  Unbilled revenues...........................      97,334      282,358      653,934      653,934
  Prepaid expenses and other..................      24,610       46,022      628,429      728,929
                                                ----------   ----------   ----------   ----------
     Total current assets.....................   4,556,111    5,804,369    7,381,822    3,860,660
                                                ----------   ----------   ----------   ----------
Property and equipment:
  Furniture and fixtures......................     173,225      291,514      304,598      304,598
  Computer equipment..........................     409,008      481,055      700,423      700,423
                                                ----------   ----------   ----------   ----------
                                                   582,233      772,569    1,005,021    1,005,021
  Less accumulated depreciation and
     amortization.............................     310,851      434,937      514,505      514,505
                                                ----------   ----------   ----------   ----------
     Net property and equipment...............     271,382      337,632      490,516      490,516
                                                ----------   ----------   ----------   ----------
Cash surrender value of life insurance........     157,872           --           --           --
Other.........................................      10,657       10,657       10,657      160,157
                                                ----------   ----------   ----------   ----------
     Total assets.............................  $4,996,022   $6,152,658   $7,882,995   $4,511,333
                                                ==========   ==========   ==========   ==========
     LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.......  $  359,988   $  494,614   $  194,100   $  194,100
  Accrued wages, bonuses and profit sharing...     503,755      764,784    1,062,478    1,062,478
  Dividends payable...........................     269,876      359,384           --      772,338
  Billings in excess of revenues earned.......   1,888,154    2,168,026    3,294,856    3,294,856
                                                ----------   ----------   ----------   ----------
     Total current liabilities................   3,021,773    3,786,808    4,551,434    5,323,772
Bonuses and profit sharing accruals...........     144,684      286,443      383,205      383,205
                                                ----------   ----------   ----------   ----------
     Total liabilities........................   3,166,457    4,073,251    4,934,639    5,706,977
                                                ----------   ----------   ----------   ----------
Shareholders' equity:
  Common stock, $.001 par value; authorized
     20,000,000 shares, issued and outstanding
     6,055,000 shares.........................       6,055        6,055        6,055        6,055
  Preferred stock, $.01 par value; authorized
     2,000,000 shares, no shares issued and
     outstanding..............................          --           --           --           --
  Additional paid-in capital..................          --           --           --           --
  Retained earnings (deficit).................   1,823,510    2,073,352    2,942,301   (1,201,699)
                                                ----------   ----------   ----------   ----------
     Total shareholders' equity (deficit).....   1,829,565    2,079,407    2,948,356   (1,195,644)
                                                ----------   ----------   ----------   ----------
Commitments and contingencies
     Total liabilities and shareholders'
       equity.................................  $4,996,022   $6,152,658   $7,882,995   $4,511,333
                                                ==========   ==========   ==========   ==========

See accompanying notes to financial statements.

                         NATIONAL RESEARCH CORPORATION

                              STATEMENTS OF INCOME

                                                                                       SIX MONTHS
                                                YEAR ENDED DECEMBER 31,              ENDED JUNE 30,
                                          ------------------------------------   -----------------------
                                             1994         1995         1996         1996         1997
                                          ----------   ----------   ----------   ----------   ----------
                                                                                       (UNAUDITED)
Revenues:
  Renewable performance tracking
     services...........................  $4,419,564   $6,839,410   $9,568,915   $4,312,747   $5,954,150
  Renewable syndicated service..........     652,192      493,416    1,276,423      101,676      444,312
  Custom and other research.............   1,683,198    1,584,533    1,754,895      899,304      552,116
                                          ----------   ----------   ----------   ----------   ----------
       Total revenues...................   6,754,954    8,917,359   12,600,233    5,313,727    6,950,578
                                          ----------   ----------   ----------   ----------   ----------
Operating expenses:
  Direct expenses.......................   2,967,397    3,494,706    5,685,200    2,327,458    3,010,725
  Selling, general and administrative...   2,043,878    2,364,269    3,060,189    1,319,317    1,837,420
  Depreciation and amortization.........      85,620      119,093      173,148       71,996       79,568
                                          ----------   ----------   ----------   ----------   ----------
       Total operating expenses.........   5,096,895    5,978,068    8,918,537    3,718,771    4,927,713
                                          ----------   ----------   ----------   ----------   ----------
       Operating income.................   1,658,059    2,939,291    3,681,696    1,594,956    2,022,865
                                          ----------   ----------   ----------   ----------   ----------
Other income:
  Interest income.......................      23,579      106,300      125,948       75,297       97,030
  Other, net............................      22,491        1,651       26,484           --           --
                                          ----------   ----------   ----------   ----------   ----------
       Total other income...............      46,070      107,951      152,432       75,297       97,030
                                          ----------   ----------   ----------   ----------   ----------
       Income before income taxes.......   1,704,129    3,047,242    3,834,128    1,670,253    2,119,895
Provision for income taxes..............     114,500           --           --           --           --
                                          ----------   ----------   ----------   ----------   ----------
       Net income.......................  $1,589,629   $3,047,242   $3,834,128   $1,670,253   $2,119,895
                                          ==========   ==========   ==========   ==========   ==========
Pro forma information:
  Net income............................  $1,589,629   $3,047,242   $3,834,128   $1,670,253   $2,119,895
  Pro forma income taxes................     582,796    1,218,897    1,533,651      668,101      847,958
                                          ----------   ----------   ----------   ----------   ----------
       Pro forma net income.............  $1,006,833   $1,828,345   $2,300,477   $1,002,152   $1,271,937
                                          ==========   ==========   ==========   ==========   ==========
Pro forma net income per share..........                            $     0.37   $     0.16   $     0.20
                                                                    ==========   ==========   ==========
Weighted average common shares and
  common share equivalents
  outstanding...........................                             6,217,265    6,217,265    6,217,265
                                                                    ==========   ==========   ==========

See accompanying notes to financial statements.

                         NATIONAL RESEARCH CORPORATION

                       STATEMENTS OF SHAREHOLDERS' EQUITY
            FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND
                 THE SIX MONTHS ENDED JUNE 30, 1997 (UNAUDITED)

                                                          ADDITIONAL
                                    PREFERRED   COMMON     PAID-IN     TREASURY    RETAINED
                                      STOCK      STOCK     CAPITAL      STOCK      EARNINGS        TOTAL
                                    ---------   -------   ----------   --------   -----------   -----------
Balances at December 31, 1993....     $100      $12,642    $ 13,812    $(7,543)   $   270,635   $   289,646
Treasury stock canceled,
  6,134,371 shares...............       --       (6,134)     (1,724)     7,543            315            --
Common stock retired,
  456,019 shares.................       --         (456)    (12,560)        --        (62,066)      (75,082)
Preferred stock retired, 10
  shares.........................     (100)          --          --         --             --          (100)
Common stock issued, 2,886
  shares.........................       --            3         472         --             --           475
Net income.......................       --           --          --         --      1,589,629     1,589,629
Dividends declared, $.01 per
  share..........................       --           --          --         --        (42,797)      (42,797)
                                      ----      -------    --------    -------    -----------   -----------
Balances at December 31, 1994....       --        6,055          --         --      1,755,716     1,761,771
Net income.......................       --           --          --         --      3,047,242     3,047,242
Dividends declared, $.49 per
  share..........................       --           --          --         --     (2,979,448)   (2,979,448)
                                      ----      -------    --------    -------    -----------   -----------
Balances at December 31, 1995....       --        6,055          --         --      1,823,510     1,829,565
Net income.......................       --           --          --         --      3,834,128     3,834,128
Dividends declared, $.59 per
  share..........................       --           --          --         --     (3,584,286)   (3,584,286)
                                      ----      -------    --------    -------    -----------   -----------
Balances at December 31, 1996....       --        6,055          --         --      2,073,352     2,079,407
Net income.......................       --           --          --         --      2,119,895     2,119,895
Dividends declared, $.21 per
  share..........................       --           --          --         --     (1,250,946)   (1,250,946)
                                      ----      -------    --------    -------    -----------   -----------
Balances at June 30, 1997
  (unaudited)....................     $ --      $ 6,055    $     --    $    --    $ 2,942,301   $ 2,948,356
                                      ====      =======    ========    =======    ===========   ===========

See accompanying notes to financial statements.

                         NATIONAL RESEARCH CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                    YEAR ENDED DECEMBER 31,           SIX MONTHS ENDED JUNE 30,
                                             --------------------------------------   -------------------------
                                                1994         1995          1996          1996          1997
                                             ----------   -----------   -----------   -----------   -----------
                                                                                             (UNAUDITED)
Cash flows from operating activities:
  Net income...............................  $1,589,629   $ 3,047,242   $ 3,834,128   $ 1,670,253   $ 2,119,895
  Adjustments to reconcile net income to
    net cash provided by operating
    activities:
    Depreciation and amortization..........      85,620       119,093       173,148        71,996        79,568
    Loss on sale of property and
      equipment............................          --            --        32,837            --            --
    Change in assets and liabilities:
      Trade accounts receivable............     (94,234)   (2,355,788)    1,695,310     1,355,034      (954,206)
      Unbilled revenues....................          --       (97,334)     (185,024)           --      (371,576)
      Prepaid expenses and other...........     (23,388)        1,278       (21,412)      (10,259)     (582,407)
      Other receivables....................     246,556            --            --            --            --
      Accounts payable and accrued
         expenses..........................      11,630       128,422       134,626      (113,907)     (300,514)
      Accrued wages, bonuses and profit
         sharing...........................      91,801       449,724       402,788       168,024       394,456
      Billings in excess of revenues
         earned............................     701,589       488,969       279,872      (221,698)    1,126,830
      Increase in cash surrender value of
         life insurance....................     (21,018)      (27,211)           --            --            --
                                             ----------   -----------   -----------   -----------   -----------
           Net cash provided by operating
             activities....................   2,588,185     1,754,395     6,346,273     2,919,443     1,512,046
                                             ----------   -----------   -----------   -----------   -----------
Cash flows from investing activities:
  Purchases of property and equipment......    (194,330)     (160,923)     (272,235)      (96,396)     (232,452)
  Purchases of securities
    available-for-sale.....................    (733,519)   (1,503,726)   (4,154,720)      (13,961)     (329,871)
  Proceeds from the maturities of
    securities available-for-sale..........          --     1,650,000     3,265,000       600,000     1,500,057
                                             ----------   -----------   -----------   -----------   -----------
           Net cash provided by (used in)
             investing activities..........    (927,849)      (14,649)   (1,161,955)      489,643       937,734
                                             ----------   -----------   -----------   -----------   -----------
Cash flows from financing activities:
  Dividends paid...........................     (42,797)   (2,709,572)   (3,336,906)   (2,756,338)   (1,610,330)
  Payments on capital leases...............     (41,294)      (12,301)           --        (1,941)           --
  Proceeds from issuance of common stock...         475            --            --            --            --
  Payments to acquire preferred stock......        (100)           --            --            --            --
  Payments to acquire common stock.........     (45,976)      (29,106)           --            --            --
                                             ----------   -----------   -----------   -----------   -----------
           Net cash used in financing
             activities....................    (129,692)   (2,750,979)   (3,336,906)   (2,758,279)   (1,610,330)
                                             ----------   -----------   -----------   -----------   -----------
           Net increase (decrease) in cash
             and cash equivalents..........   1,530,644    (1,011,233)    1,847,412       650,807       839,450
Cash and cash equivalents at beginning
  of period................................     415,389     1,946,033       934,800       934,800     2,782,212
                                             ----------   -----------   -----------   -----------   -----------
Cash and cash equivalents at end of
  period...................................  $1,946,033   $   934,800   $ 2,782,212   $ 1,585,607   $ 3,621,662
                                             ==========   ===========   ===========   ===========   ===========
SUPPLEMENTARY INFORMATION
  Cash paid for:
    Interest...............................  $    3,947   $       431            --            --            --
                                             ==========   ===========   ===========   ===========   ===========
    Taxes..................................  $  126,845            --            --            --            --
                                             ==========   ===========   ===========   ===========   ===========
Noncash investing and financing activities:
  In 1996, the Company assigned a life insurance policy to its majority shareholder and recorded a dividend of
  $178,236 for the cash surrender value of the life insurance policy.

See accompanying notes to financial statements.

                         NATIONAL RESEARCH CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                    THREE YEARS ENDED DECEMBER 31, 1996 AND
                 THE SIX MONTHS ENDED JUNE 30, 1997 (UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

     National Research Corporation (the "Company") is a provider of ongoing survey-based performance measurement, analysis and tracking services to the healthcare industry. The Company provides market research services to hospitals and insurance companies on an unsecured credit basis. One client accounted for 28.9%, 43.7% and 40.4% of total revenues in 1994, 1995 and 1996, respectively, and 48.7% and 34.7% of total revenues for the six months ended June 30, 1996 and 1997, respectively. Another client accounted for 23.1% and 13.6% of total revenues in 1994 and 1995, respectively. A third client accounted for 14.1 % of the revenues for the six months ended June 30, 1997. The Company operates in a single industry segment.

BASIS OF PRESENTATION

     Interim Financial Statements -- The financial information as of June 30, 1997 and for the six months ended June 30, 1996 and 1997 is unaudited and has been prepared in conformity with generally accepted accounting principles and includes all adjustments, in the opinion of management, necessary to a fair presentation of the results of operations for the interim periods presented. All such adjustments are, in the opinion of management, of a normal, recurring nature.

     Pro Forma Net Income Per Share -- Pro forma net income per share has been computed assuming that the Company had been taxed as a C corporation for Federal and state income tax purposes for all periods presented. The weighted average shares outstanding for 1996 and the first six months of 1996 and 1997 include the pro forma effect of shares that would have had to have been issued (at an assumed initial public offering price of $12.00 less the underwriting discount expense) to generate sufficient cash to fund the portion of the approximately $5.6 million of estimated S corporation distributions and special cash bonuses that are in excess of the net income for the year ended December 31, 1996. While this assumption is being made to calculate the weighted average shares outstanding for 1996 and the first six months of 1996 and 1997, the Company plans to use operating cash flows, and not IPO proceeds, to fund the $2.7 million of distributions. The weighted average shares outstanding is calculated as follows:

                                                                                  SIX MONTHS ENDED
                                                                YEAR ENDED            JUNE 30,
                                                               DECEMBER 31,    ----------------------
                                                                   1996          1996         1997
                                                               ------------    ---------    ---------


Common stock...............................................     6,055,000      6,055,000    6,055,000
Dilutive effect of assumed IPO shares for distribution.....       162,265        162,265      162,265
                                                                ---------      ---------    ---------
Weighted average common shares and common share equivalents
  outstanding..............................................     6,217,265      6,217,265    6,217,265
                                                                =========      =========    =========

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                         NATIONAL RESEARCH CORPORATION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED
REVENUE RECOGNITION

     The Company derives a substantial majority of its operating revenues from its annually renewable services, which include the NRC Listening System ("Renewable Performance Tracking Services") and the NRC Healthcare Market Guide ("Renewable Syndicated Service"). Under the NRC Listening System, the Company provides interim and annual performance tracking to its clients under annual client service contracts, although such contracts are generally cancelable on short or no notice without penalty. Through its syndicated NRC Healthcare Market Guide, the Company publishes healthcare market information to its clients generally on an annual or (prior to 1996) bi-annual basis. The Company also derives revenues from custom and other research projects.

     The Company recognizes revenues from its Renewable Performance Tracking Services and its custom and other research projects using the percentage of completion method of accounting. These services typically include a series of surveys and deliverable reports in which the timing and frequency vary by contract. Progress on a contract can be tracked reliably and customers are obligated to pay as services are performed. The recognized revenue is the percent of estimated total revenues that incurred costs to date bear to estimated total costs after giving effect to estimates of costs to complete based upon most recent information. Losses expected to be incurred on jobs in progress are charged to income as soon as such losses are known. Revenues earned on contracts in progress in excess of billings are classified as a current asset. Amounts billed in excess of revenues earned are classified as a current liability. Client projects are generally completed within a twelve-month period.

     The Company recognizes revenue on a completed contract basis for its Renewable Syndicated Service contracts with its principal customers. Characteristics of these contracts include durations of 4 to 6 months, progress to completion cannot be reasonably defined, and various intermediate steps in the process overlap in stages of progress for different contracts. The Company defers direct costs of preparing the survey data for the Renewable Syndicated Service. The Company recognizes revenues and related direct costs for its Renewable Syndicated Service upon delivery to its principal customers. Customers have no obligation to pay for these services until the services are delivered. The Company generates additional revenues from incidental customers subsequent to the completion of each edition. Revenues and costs for these services are recognized as the customization services are performed and completed.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost. Major expenditures to purchase property or to substantially increase useful lives of property are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

     The Company provides for depreciation and amortization of property and equipment using annual rates which are sufficient to amortize the cost of depreciable assets over their estimated useful lives of 5 to 7 years. The Company uses accelerated methods of depreciation and amortization over estimated useful lives of 5 to 7 years for furniture and fixtures and 3 to 5 years for computer equipment.

MARKETABLE SECURITIES

     All marketable securities held by the Company at December 31, 1995 and 1996 were classified as available-for-sale and recorded at cost, which approximates market value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from income and are reported as a separate component of shareholders' equity until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis. Fair values are estimated based on quoted market prices.

                         NATIONAL RESEARCH CORPORATION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED
INCOME TAXES

     Effective August 1, 1994, the Company, with consent of its shareholders, elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in these financial statements for the five months ended December 31, 1994, for the years ended December 31, 1995 and 1996, or for the six months ended June 30, 1996 and 1997.

     The Company will adopt Statement of Financial Accounting Standards No. 109, (SFAS No. 109) (see also note 4) in the quarter ending September 30, 1997, upon successful completion of its initial public offering ("IPO"). Deferred income taxes are provided for temporary differences between tax and financial reporting bases of assets and liabilities using enacted tax rates under SFAS No. 109.

CASH AND CASH EQUIVALENTS

     For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(2) INVESTMENTS IN MARKETABLE DEBT SECURITIES

     The carrying value for available-for-sale securities by major security type is shown below. Amortized cost approximates fair value.

                                                                 DECEMBER 31,
                                                             ---------------------    JUNE 30,
                                                               1995        1996         1997
                                                             --------   ----------   -----------
                                                                                     (UNAUDITED)
Debt securities:
  U.S. Treasury securities.................................  $243,776   $       --    $305,576
  Obligations of other U.S. agencies.......................   342,361    1,475,752          --
                                                             --------   ----------    --------
                                                              586,137    1,475,752     305,576
Other......................................................     1,108        1,213       1,203
                                                             --------   ----------    --------
          Total............................................  $587,245   $1,476,965    $306,779
                                                             ========   ==========    ========

     There were no sales of marketable securities in advance of scheduled maturities available-for-sale during 1994, 1995, 1996 or for the six months ended June 30, 1996 and 1997. All marketable debt securities have stated maturities of one year or less.

(3) INCOME TAXES AND PRO FORMA INCOME TAXES

     Income tax expense for the seven months ended July 31, 1994 consisted of the following components:

Federal.....................................................  $ 99,000
State.......................................................    15,500
                                                              --------
                                                              $114,500
                                                              ========

     For the seven months ended July 31, 1994, there were no deferred income taxes.

                         NATIONAL RESEARCH CORPORATION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

(3) INCOME TAXES AND PRO FORMA INCOME TAXES, CONTINUED
     Income tax expense for the seven months ended July 31, 1994 differed from that computed by applying U.S. Federal income tax statutory rates to income before income taxes of $247,139. The reasons for this difference are shown below:

Computed "expected" income tax expense......................  $ 84,000
State income taxes, net of Federal tax benefit..............    10,200
Nondeductible portion of meals and entertainment expense....     2,700
Officer life insurance......................................     3,800
Other, net..................................................    13,800
                                                              --------
                                                              $114,500
                                                              ========

     The accompanying financial statements of income reflect a provision for income taxes on a pro forma basis, at a combined rate of 40 percent (Federal statutory rate of 34 percent plus estimated state rate, net of Federal benefit, of 6 percent) as if the Company was liable for Federal and state income taxes as a taxable corporate entity throughout the periods presented.

     The components of the provision for pro forma income taxes are as follows:

                                                                               SIX MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,              JUNE 30,
                                         ----------------------------------   -------------------
                                           1994        1995         1996        1996       1997
                                         --------   ----------   ----------   --------   --------
Federal................................  $466,237   $  975,118   $1,226,921   $534,481   $678,366
State..................................   116,559      243,779      306,730    133,620    169,592
                                         --------   ----------   ----------   --------   --------
     Pro forma income taxes............  $582,796   $1,218,897   $1,533,651   $668,101   $847,958
                                         ========   ==========   ==========   ========   ========

     The primary temporary differences giving rise to deferred tax assets are accrued liabilities not currently deductible for income tax purposes. Pro forma deferred tax assets of approximately $250,000 will be recorded upon completion of the Company's IPO (see also note 4). Based upon the historical earnings of the Company, management believes it is more likely than not that the assets will be realized. The effects of this deferred tax benefit have been given effect as if the S Corporation status were terminated in the unaudited June 30, 1997 pro forma balance sheet.

     In connection with the termination of its S Corporation status, the Company expects to distribute approximately $2,654,000 of retained earnings subsequent to June 30, 1997, and as a final distribution to S Corporation shareholders. The effects of this distribution have been given effect as if the distribution had already occurred in the unaudited pro forma balance sheet as of June 30, 1997.

(4) COMMON STOCK

     The Company is planning to file a registration statement on Form S-1 for an IPO of the Company's common stock. In connection with its IPO, the Company plans to reincorporate in Wisconsin and pay a stock dividend of approximately 239.5-to-1, which has been given retroactive effect in the accompanying financial statements. In connection with the reincorporation, the Company plans to increase its authorized common stock from 100,000 shares to 20,000,000 shares and authorize up to 2,000,000 shares of undesignated preferred stock.

                         NATIONAL RESEARCH CORPORATION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

(5) LEASES

     The Company leases office space for a monthly base rental payment plus maintenance and utilities. The lease expired on April 30, 1997. Rental expense during 1994, 1995 and 1996 was $176,448, $168,417 and $183,118, respectively, and $88,117 and $113,833 for the six months ended June 30, 1996 and 1997, respectively, and is included in selling, general and administrative expense on the statements of income.

(6) EMPLOYEE BENEFITS

     During 1995, the Company established a qualified defined contribution profit-sharing plan covering substantially all employees with a minimum service of 1,000 hours and one year of service except for highly compensated employees covered by nonqualified profit sharing plans. Employer contributions, which are discretionary, vest to participants at a rate of 20% per year. Total profit-sharing expense was $48,989 and $75,229 in 1995 and 1996, respectively, and no expense was recognized for the six months ended June 30, 1996 and 1997.

     The Company sponsors nonqualified profit sharing bonus and incentive plans for employees and members of executive management of the Company. Certain bonuses under the executive management incentive plan are paid over a five-year period. Expense recorded under these plans was $118,775, $468,052 and $552,832 in 1994, 1995 and 1996, respectively, and $258,104 and $422,568 for the six months ended June 30, 1996 and 1997, respectively.

(7) RELATED PARTY TRANSACTIONS

     At December 31, 1994, accrued wages, bonuses and profit sharing included amounts due to a former minority shareholder in the amount of $29,106 on an unsecured 3.5% note issued by the Company in conjunction with its redemption of the former shareholder's stock in the Company. The note was paid in full in January 1995. Interest expense incurred on this note during 1994 was $431. There was no interest expense incurred during 1995.

(8) SPECIAL BONUS

     In August 1997, the Company decided to pay special cash bonuses aggregating $1,740,000 to certain executive officers (other than the selling shareholder) prior to termination of its S Corporation status. The related compensation charge will be recognized by the Company in the fourth quarter of 1997. The effect of this charge has been given effect as if the bonuses had been paid in the unaudited pro forma balance sheet as of June 30, 1997. These special cash bonuses will reduce the amount otherwise available for distribution to the Company's shareholders prior to the termination of its S Corporation status.

             ======================================================

     NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                               ------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Additional Information.................    2
Prospectus Summary.....................    3
Risk Factors...........................    6
Use of Proceeds........................   11
S Corporation Termination..............   11
Dividend Policy........................   12
Capitalization.........................   13
Dilution...............................   14
Selected Financial Data................   15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   17
Business...............................   24
Management.............................   34
Principal and Selling Shareholders.....   38
Certain Transactions...................   39
Description of Capital Stock...........   39
Shares Eligible for Future Sale........   41
Underwriting...........................   43
Legal Matters..........................   44
Experts................................   44
Index to Financial Statements..........  F-1

                               ------------------

     UNTIL                , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THIS
OFFERING), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

             ======================================================

             ======================================================

                                2,100,000 SHARES

                       NATIONAL RESEARCH CORPORATION LOGO

                                  COMMON STOCK

                          ---------------------------

                                   PROSPECTUS

                                OCTOBER   , 1997
                          ---------------------------

                            WILLIAM BLAIR & COMPANY

                             ROBERT W. BAIRD & CO.
                                  INCORPORATED

             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Securities and Exchange Commission registration fee.........    $  9,514
NASD filing fee.............................................       3,640
Nasdaq National Market listing fee..........................      36,000
Blue sky fees and expenses..................................      10,000
Transfer agent expenses and fees............................       6,000
Printing and engraving expenses.............................     100,000
Accountants' fees and expenses..............................      95,000
Legal fees and expenses.....................................     170,000
Miscellaneous...............................................      69,846
                                                                --------
          Total.............................................    $500,000
                                                                ========

     All of the above fees, costs and expenses will be paid by the Company. Other than the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee, all fees and expenses are estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Pursuant to the Wisconsin Business Corporation Law and the Company's By-Laws, directors and officers of the Company are entitled to mandatory indemnification from the Company against certain liabilities and expenses (i) to the extent such officers or directors are successful in the defense of a proceeding and (ii) in proceedings in which the director or officer is not successful in defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform his or her duties to the Company and such breach or failure constituted: (a) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director or officer had a material conflict of interest; (b) a violation of the criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit; or (d) willful misconduct. The Wisconsin Business Corporation Law specifically states that it is the public policy of Wisconsin to require or permit indemnification, allowance of expenses and insurance in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. Additionally, under the Wisconsin Business Corporation Law, directors of the Company are not subject to personal liability to the Company, its shareholders or any person asserting rights on behalf thereof for certain breaches or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those in subparagraphs (a) through (d) outlined above.

     Expenses for the defense of any action for which indemnification may be available may be advanced by the Company under certain circumstances.

     The indemnification provided by the Wisconsin Business Corporation Law and the Company's By-Laws is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances which an officer or director may be required to bear the economic burden of the foregoing liabilities and expense.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     The shares issued by the Company or its predecessor, as hereinafter set forth, have been adjusted to reflect an approximately 239.5-for-1 stock dividend paid on September 15, 1997.

     In connection with the reincorporation of the Company in the State of Wisconsin in September 1997, the Company (a) was formed as a wholly-owned subsidiary of its predecessor Nebraska corporation and (b) issued an aggregate of 6,055,000 shares, on a one-for-one basis, to the two shareholders of its predecessor corporation, Michael D. Hays and Jona S. Raasch. No underwriters were engaged in connection with the foregoing issuances. Such issuances were effected in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933 for transactions not involving a public offering.

     On October 25, 1994, the predecessor corporation to the Company issued and sold 2,886 shares of Common Stock to an employee and director of the predecessor corporation to the Company for $475.20. No underwriters were engaged in connection with the foregoing sale. Such sale was effected in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933 for transactions not involving a public offering.

     Other than as set forth in the preceding paragraphs, the Company has not sold any securities within the past three years.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits. The exhibits listed in the accompanying Exhibit Index are filed as part of this Registration Statement.

     (b) Financial Statement Schedules. The financial statement schedules listed in the accompanying Financial Statement Schedule Index are filed as part of this Registration Statement.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lincoln, and State of Nebraska, on this 8th day of October, 1997.


                                          NATIONAL RESEARCH CORPORATION

                                          By:      /s/ MICHAEL D. HAYS
                                             -----------------------------------
                                                      MICHAEL D. HAYS
                                               President and Chief Executive
                                                           Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                  SIGNATURE                                       TITLE                         DATE
                  ---------                                       -----                         ----

             /s/ MICHAEL D. HAYS                   President, Chief Executive Officer      October 8, 1997
---------------------------------------------      and Director (Principal Executive
               Michael D. Hays                     Officer)

            /s/ PATRICK E. BEANS                   Vice President, Treasurer, Secretary    October 8, 1997
---------------------------------------------      and Chief Financial Officer
              Patrick E. Beans                     (Principal Financial and Accounting
                                                   Officer)

                       FINANCIAL STATEMENT SCHEDULE INDEX

                                                              FORM S-1
                                                                PAGE
                                                              --------
Independent Auditors' Report on Financial Statement
  Schedules.................................................    S-2
Schedule II -- Valuation and Qualifying Accounts............    S-3

     All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedules, or because the information required is included in the financial statements and notes thereto.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
National Research Corporation:

     The audits referred to in our report dated June 6, 1997, except as to note 8 which is as of August 8, 1997, included the related financial statement schedule as of December 31, 1996, and for each of the years in the three-year period ended December 31, 1996, included in the registration statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          KPMG Peat Marwick LLP

Lincoln, Nebraska
June 6, 1997

                         NATIONAL RESEARCH CORPORATION
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                                          BALANCE AT                WRITE-OFFS,    BALANCE
                                                          BEGINNING     BAD DEBT      NET OF       AT END
                                                           OF YEAR      EXPENSE     RECOVERIES     OF YEAR
                                                          ----------    --------    -----------    -------
Allowance for doubtful accounts:
  Year ended December 31, 1994........................     $    --      $10,000       $    --      $10,000
  Year ended December 31, 1995........................      10,000       24,100         9,100       25,000
  Year ended December 31, 1996........................     $25,000      $30,764       $10,764      $45,000

See accompanying independent auditors' report.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                        EXHIBIT DESCRIPTION
-------                       -------------------
(1)       Proposed Form of Underwriting Agreement.*
(3.1)     Articles of Incorporation of National Research Corporation,
          as amended to date.*
(3.2)     By-Laws of National Research Corporation, as amended to
          date.*
(5)       Opinion of Foley & Lardner regarding legality of securities being offered.*
(10.1)    Agreement, dated as of August 15, 1994, among National
          Research Corporation, The Permanente Medical Group, Inc. and
          Kaiser Foundation Health Plan, Inc. [this agreement expired on March 31, 1996].+*
(10.2)    National Research Corporation 1997 Equity Incentive Plan.*
(10.3)    National Research Corporation Incentive Plan adopted as of
          October 14, 1994 but terminated in August 1997.*
(10.4)    National Research Corporation Director Stock Plan.*
(10.5)    Employment Memorandum, dated as of July 15, 1994, from
          National Research Corporation to Patrick E. Beans.*
(10.6)    Employment Agreement, dated as of December 1, 1996, between
          National Research Corporation and Sharon Flaherty.*
(10.7)    Subcontract, dated as of May 9, 1997, as amended, between
          National Research Corporation and United HealthCare
          Corporation.+*
(23.1)    Consent of Foley & Lardner (included in Exhibit (5)).*
(23.2)    Consent of KPMG Peat Marwick LLP.
(27)      Financial Data Schedule (EDGAR version only).*
(99)      Consent of Patrick E. Beans regarding his election to the
          Board of Directors immediately prior to the effective date of this Registration Statement.*


-------------------------
 * Previously filed.

 + Portions of this exhibit have been redacted and are subject to a confidential treatment request filed with the Secretary of the Securities and Exchange Commission pursuant to Rule 406 under the Securities Act of 1933, as amended. The redacted material is being filed separately with the Securities and Exchange Commission.

                                       E-1